Exhibit 99.1

September 14, 2004

HALF YEAR ENDED JUNE 30, 2004 OPERATING AND FINANCIAL REVIEW
AND PROSPECTS & UNAUDITED INTERIM FINANCIAL STATEMENTS AT
JUNE 30, 2004
(UNAUDITED, FRENCH GAAP BASIS)

This document contains unaudited half year ended June 30, 2004 operating and financial review and prospects and unaudited interim financial statements as at June 30, 2004. They are established under French Generally Accepted Accounting Principles (French-GAAP) and reviewed by Vivendi Universal’s auditors and Audit Committee. They will be formally presented for approbation to the Board of directors on September 28, 2004.

TABLE OF CONTENTS

A- FIRST HALF OPERATING AND FINANCIAL REVIEW AND PROSPECTS (UNAUDITED)	1
1. 2004 SIGNIFICANT EVENTS	1
2. FIRST HALF RESULTS	4
3. LIQUIDITY UPDATE	14
4. UPDATE RELATED TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (« IFRS ») PROJECT – 2005	23
5. FORWARD LOOKING STATEMENTS	25
B- APPENDIX TO THE FIRST HALF OPERATING AND FINANCIAL REVIEW AND PROSPECTS	26
C- CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2004 (FRENCH GAAP, UNAUDITED)	30
CONSOLIDATED STATEMENT OF FINANCIAL POSITION	30
CONSOLIDATED STATEMENT OF INCOME	31
CONSOLIDATED STATEMENT OF CASH FLOWS	32
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY	33
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES	34
NOTE 2. NBC-UNIVERSAL TRANSACTION	35
NOTE 3. GOODWILL	39
NOTE 4. SHAREHOLDERS’ EQUITY	39
NOTE 5. MINORITY INTERESTS	40
NOTE 6. OTHER EQUITY: NOTES MANDATORILY REDEEMABLE IN NEW SHARES OF VIVENDI UNIVERSAL	41
NOTE 7. FINANCIAL NET DEBT	41
NOTE 8. OTHER FINANCIAL EXPENSES, NET OF PROVISIONS	44
NOTE 9. GAIN (LOSS) ON BUSINESSES SOLD, NET OF PROVISIONS, AND OTHER	44
NOTE 10. INCOME TAXES	45
NOTE 11. CONSOLIDATED STATEMENT OF CASH FLOWS	47
NOTE 12. BUSINESS SEGMENT DATA	47
NOTE 13. COMMITMENTS, CONTINGENCIES AND LITIGATION	50

This English language translation of the first half operating and financial review and prospects and of the consolidated financial statements prepared in French has been provided solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Vivendi Universal, its representatives and employees decline all responsibility in this regard.

Unaudited, French GAAP Basis

A- FIRST HALF OPERATING AND FINANCIAL REVIEW AND PROSPECTS (UNAUDITED)

Preliminary note:

Vivendi Universal considers the following non-GAAP measures to be important indicators of Vivendi Universal’s operating or financial performance:

-	Adjusted net income (loss)

-	Revenue and operating income on a pro forma or a comparable basis

-	Consolidated and proportionate cash flow from operations

-	Financial net debt

These measures are each defined in the appropriate section of this document. They should be considered in addition to, not as a substitute for, other measures reported in accordance with generally accepted accounting principles used to report the performance of Vivendi Universal. Moreover it should be noted that these indicators as determined by Vivendi Universal may be defined and calculated differently by other companies, thereby affecting comparability.

1. 2004 SIGNIFICANT EVENTS

1.1. Changes in scope completed in the first half of 2004

1.1.1. Combination of VUE and NBC forming NBC Universal (“NBC-Universal transaction”)1

On October 8, 2003, Vivendi Universal and General Electric (GE) announced the signing of a definitive agreement2 for the combination of the respective businesses of National Broadcasting Company, Inc. (NBC) and Vivendi Universal Entertainment LLLP (VUE). This transaction was completed on May 11, 2004. The new company, called NBC Universal, is 80% owned by GE, with 20% held by Vivendi Universal (through its subsidiary, Universal Studios Holding Corp.) as presented in the following organizational chart:

(*) Before the closing of the NBC-Universal transaction, Vivendi Universal exercised its call option on Barry Diller’s 1.5% stake in VUE for $275 million.

NBC Universal’s assets mainly include: the NBC Television Network, studios Universal Pictures, television production studios (NBC Studios and Universal Television), a portfolio of cable networks, 14 NBC local stations, Spanish-language TV broadcaster Telemundo and its 15 Telemundo local stations, and interests in five theme parks. On a pro forma basis, in 2003, NBC Universal had revenues of more than $13 billion and EBITDA of approximately $3 billion.

As part of the NBC-Universal transaction, GE paid at closing $3.65 billion (€3.07 billion) of cash consideration to Universal Studios Holding Corp.. In addition, thanks to this transaction Vivendi Universal was able to reduce its consolidated gross debt by approximately $3.5 billion (€3.0 billion) and its net debt by approximately $6.3 billion (€5.3 billion), after cash adjustments (please refer to section 3.3. “Cash flows”). Beginning in 2006, Vivendi Universal will have the option to begin monetizing its ownership interest in NBC Universal at fair market value. Vivendi Universal initially holds three out of 15 seats on the board of directors of NBC Universal.

[1]	A description of the transaction is also presented in note 2 to the Consolidated Financial Statements “NBC-Universal transaction”.

[2]	Main shareholder agreements entered into with GE relating to the NBC-Universal transaction are available at http://finance.vivendiuniversal.com.

Unaudited, French GAAP Basis

Under the terms of the NBC-Universal transaction, (i) Vivendi Universal will receive from NBC Universal (NBCU), when VUE Class B preferred interests will be reimbursed, the potential after tax economic benefit related to the divestiture of the 56.6 million shares of InterActiveCorp stock transferred to NBCU as part of the NBC-Universal transaction (above $40.82 per share), (ii) is responsible for the net costs of the dividends of 3.6% per annum on the VUE Class B preferred interests (€298 million, i.e. €275 million after minority interests) and (iii) was responsible for the cost of the defeasance of covenants of the VUE Class A preferred interests (€657 million, i.e. €607 million after minority interests). The closing of the transaction was subject to the defeasance of certain covenants, implemented in accordance with the terms of the VUE Partnership Agreement. This defeasance occurred on May 11, 2004, immediately prior to the closing of the NBC-Universal transaction. Please refer to note 2 to the Consolidated Financial Statements “NBC-Universal transaction”.

Under the terms of the NBC-Universal transaction, Vivendi Universal pledged a portion of its NBC Universal stock (approximately $1 billion) to secure its obligations with respect to the defeasance of covenants of the VUE Class A preferred interests. In addition, so long as Vivendi Universal holds 3% of the capital stock of NBC Universal, GE will receive an additional non-pro-rata dividend from NBC Universal in order to make GE whole for the after-tax cost of 94.56% of the 3.6% per annum cash coupon on VUE Class B preferred interests. Vivendi Universal also has certain contingent obligations in connection with the NBC-Universal transaction relating to taxes, retained businesses and liabilities, the divestiture of certain businesses and other matters customary for a transaction of this type (please refer to note 13 to the Consolidated Financial Statements “Commitments, contingencies and litigation”).

As part of the agreements with GE, Vivendi Universal is entitled to sell its stake in NBC Universal under mechanisms providing for exit conditions at fair market value. As a result, Vivendi Universal will be able to sell its shares on the market beginning in 2006, up to $3 billion guaranteed in 2006 and up to $4 billion guaranteed each year starting in 2007. GE will have the right to pre-empt any Vivendi Universal’s sale to the market. If Vivendi Universal does not exercise its right to sell its shares on the market and if GE does not exercise its pre-emption right, Vivendi Universal will be able to exercise a put option to GE under certain circumstances. Lastly, for a 12-month period commencing on the fifth anniversary of the closing of the NBC-Universal transaction, GE will have the right to call either (i) all of Vivendi Universal’s NBC Universal shares or (ii) $4 billion of Vivendi Universal’s NBC Universal shares, in each case at the greater of their market value at the time the call is exercised or their value as determined at the time of the NBC-Universal transaction. If GE calls $4 billion, but not all, of Vivendi Universal’s NBC Universal shares, GE must call the remaining NBC Universal shares held by Vivendi Universal by the end of the 12-month period commencing on the sixth anniversary of the closing of the NBC-Universal transaction (May 11, 2004).

For the first half of 2004, the NBC-Universal transaction resulted in a €1,739 million capital loss, which can be analyzed as follows:

-	a capital gain in dollars of 718 million, before a $290 million tax impact, resulting in an after tax profit of $428 million (€366 million). Indeed, the carrying value in dollars of disposed assets did not exceed their transaction value in dollars;

-	a foreign currency loss of €2,105 million, as Vivendi Universal reclassified to net income 80% of a cumulative foreign currency translation adjustment related to VUE (previously recorded as a reduction of shareholders’ equity) and resulting from the depreciation of the dollar versus the euro since VUE’s acquisition date.

1.1.2. Canal+ Group

Sportfive: In March 2004, RTL Group and Canal+ Group signed an agreement with Advent International for the sale of their interests in Sportfive. Beforehand, Canal+ Group and RTL Group acquired on March 31, 2004, Jean Claude Darmon’s approximate 4.9% stake in Sportfive for a total of €55 million.
The sale to Advent International of the 48.85% stake in Sportfive held by Canal+ Group, for which the group received €274 million in cash, was completed on June 25, 2004. In consequence, Advent International holds 75% and RTL Group 25% of interests in Sportfive.
This divestiture generated a gain of €39 million (including a €15 million provision reversal).

Divestiture of “flux-divertissement” business of StudioExpand: In June 2004, Canal+ Group completed the sale of all the companies in the “flux-divertissement” division of its television production subsidiary, StudioExpand, for a total amount of €26 million. This company is mainly comprised of Adventure Line Productions, CALT, KM, Productions DMD and Starling. These divestitures generated a gain of €15 million.

Unaudited, French GAAP Basis

1.1.3. Vivendi Telecom International

Kencell: In May 2004, Vivendi Universal sold its 60% stake in Kencell, Kenya’s No. 2 mobile phone operator, for a cash amount of $230 million (€190 million). The stake has been sold to Sameer Group, the shareholder that owns the other 40% of Kencell, Sameer Group having exercised its pre-emptive right. This divestiture generated a gain of €38 million (net of a €7 million provision accrual).

Monaco Telecom: In June 2004, Vivendi Universal sold to Cable and Wireless its 55% stake in Monaco Telecom for a total consideration of €169 million in cash (including a €7 million dividend distribution). This divestiture generated a gain of €22 million (net of a €5 million provision accrual).

1.1.4. Finalization of the total withdrawal from publishing operations: divestiture of Brazilian publishing operations

In February 2004, Vivendi Universal divested its interest in Atica & Scipione, publishing operations in Brazil, for a total consideration of €41 million. This divestiture generated a loss of €8 million.

1.1.5. Divestiture of the two Philip Morris towers

The divestiture, at the end of June, of the Cèdre (27,000 m2) and the Egée (55,000 m2) towers located at La Défense, Paris, allowed the reduction of Vivendi Universal off balance sheet commitments related to the long term leases signed with Philip Morris in 1996 for €270 million.
In addition, the reimbursement of the different participating loans and/or guarantees granted by Vivendi Universal, led to a net cash inflow of approximately €80 million.

1.2. Events occured after June 30, 2004

1.2.1. Optimization of the tax structure: the French Consolidated Income Tax Regime

On December 23, 2003, Vivendi Universal applied to the Ministry of Finance for permission to use the French Consolidated Global Profit System under Article 209 quinquies of the French tax code. This request has been granted to Vivendi Universal through an order dated on August 22, 2004, and notified on August 23, 2004, for a potentially renewable five year period beginning with the taxable year 2004.

The request being granted, Vivendi Universal is entitled to consolidate its own profits and losses (including French tax loss carry forwards) with the profits and losses of all of its qualifying domestic and foreign subsidiaries operating within and outside France in calculating the consolidated taxable income of Vivendi Universal tax group for French tax purposes. A qualifying subsidiary is one in which Vivendi Universal owns at least 50% of the outstanding shares, and would include, but not be limited to, Universal Music Group, Vivendi Universal Games, CanalSatellite, SFR, etc.

By consolidating all its majority shareholdings under this system, Vivendi Universal is expected to rationalize its organizational structure and to assist its growth both in France and other countries by maximizing the value of its assets in the interest of its shareholders.

French finance legislation for 2004 providing for unlimited carry forward of existing ordinary losses at December 31, 2003, the combining of this arrangement with Vivendi Universal’s permission to use the Consolidated Global Profit System enables Vivendi Universal to accelerate the use of its ordinary losses carry forward.

In the absolute, since Vivendi Universal S.A. reports as a company ordinary loss of €11.3 billion (as of December 31, 2003), Vivendi Universal would be able to make a maximum tax saving of approximately €3.8 billion (undiscounted value), at current corporate tax rate at the end of the period allotted for the use of its losses.

1.2.2. Divestiture of Babelsberg Studios in Germany

In September 2004, Vivendi Universal sold to a group of German investors the Babelsberg Studios in Potsdam, Germany for the symbolic amount of one euro. Vivendi Universal will refund €18 million of debt to its former subsidiaries.

Unaudited, French GAAP Basis

1.2.3. Divestiture of Canal+ Nederland

In August 2004, Canal+ Dutch activities have been sold to a consortium of two Dutch investment companies, Greenfield Capital Partners and Airbridge Investments for €0.2 million. In addition, the deconsolidation of the cash held by this company had a €26 million unfavorable impact on financial net debt.

1.2.4. Divestiture of United Cinema International (UCI)

In August 2004, Vivendi Universal and Viacom signed a binding transaction to divest UCI to a private equity fund for approximately €270 million, equally divided between Vivendi Universal and Viacom. In addition, they finalized the divestiture of their stake in UCI Japan to Sumitomo Corporation (shareholder at 50% of UCI Japan). Vivendi Universal’s share of the proceeds is approximately €23 million.

2. FIRST HALF RESULTS

2.1. Consolidated statement of income

			Half year ended June 30,
(In millions of euros, except per share amounts)			2004	2003
Revenues			€11,391	€12,364
Operating income			€1,818	€1,677
Financing expense			(307)	(377)
Other financial expenses, net of provisions	(a	)	(426)	(289)

Financing and other expenses, net			€(733)	€(666)

Income before gain (loss) on businesses sold, net of provisions, and other, income taxes, equity interest, goodwill amortization and minority interests			€1,085	€1,011
Gain (loss) on businesses sold, net of provisions, and other	(b	)	(1,596)	337
Income tax expense			(671)	(633)

Income (loss) before equity interest, goodwill amortization and minority interests			€(1,182)	€715
Equity in (losses) earnings of unconsolidated companies	(c	)	156	(67)
Equity loss in Veolia Environnement impairment	(d	)	—	(190)
Goodwill amortization			(283)	(466)
Impairment losses			(11)	(122)

Income (loss) before minority interests			€(1,320)	€(130)
Minority interests			(538)	(502)

Net loss			€(1,858)	€(632)

Loss per basic share			€(1.73)	€(0.59)

Weighted average common shares outstanding (in millions)	(e	)	1,071.7	1,070.4

(a)	In 2004, includes the cost related to the redemption of High Yield Notes (-€303 million).

(b)	In 2004, includes mainly the after tax loss on the divestiture of 80% of Vivendi Universal’s interests in Vivendi Universal Entertainment for -€1,739 million net of a -€2,105 million foreign exchange loss (please refer to note 2 to the Consolidated Financial Statements “NBC-Universal transaction”) as well as gain on the divestiture of other entities, net of provisions (+€154 million).

(c)	In 2004, includes the equity in NBC Universal’s earnings since May 12, 2004, i.e. €38 million. In 2003, includes the equity in earnings of the Consumer Press Division, which was sold in February 2003.

(d)	Corresponds to Vivendi Universal’s 20.4% interest in Veolia Environnement’s impairment of goodwill and other intangible assets (i.e. €440 million), after a notional impairment of goodwill initially recorded as a reduction of shareholders’ equity of €250 million, as prescribed by French GAAP.

(e)	Excluding treasury shares recorded as a reduction of shareholders’ equity (that is 3,166 shares as at June 30, 2004). The weighted average common shares outstanding including the potential dilution effect of outstanding convertible bonds and stock options represented approximately 1,215.9 million common shares as at June 30,

Unaudited, French GAAP Basis

2004. The financial instruments with potential dilution effect that were in the money at that date represented approximately 105.3 million common shares out of 144.2 million common shares to be potentially issued.

2.2. Adjusted net income (loss)

Vivendi Universal considers adjusted net income (loss), a non-GAAP measure, to be an important indicator of the company’s operating or financial performances. Vivendi Universal management focuses on adjusted net income (loss) as it better illustrates performances of continuing operations excluding most of the non-recurring items.

For the first half of 2004, the adjusted net income increased by €481 million to achieve €467 million, versus an adjusted net loss of €14 million for the same period last year. This increase is mainly the result of operating income improvement (€1,818 million for the first half of 2004 versus €1,677 million for the first half of 2003), the decrease of financing expense (€307 million for the first half of 2004 versus €377 million for the first half of 2003), the improvement of foreign exchange result (a gain of €4 million versus a foreign exchange loss of €145 million in the first half of 2003) as well as the increase of equity in earnings of unconsolidated companies (€156 million for the first half 2004 versus -€67 million for the same period last year).

Reconciliation of net loss to adjusted net income (loss):

			Half year ended June 30,
(In millions of euros)			2004	2003	Change
Net loss	(a	)	€(1,858)	€(632)	(1,226)
Adjustments
Financial provisions and amortization of differed financial charges	(b	)	121	(374)	495
Realized losses, net of financial provisions taken previously	(b	)	4	392	(388)
Other non-operating, non-recurring items	(b	)(c)	303	137	166

Subtotal impact on other financial expenses, net of provisions	(b	)	€428	€155	273
Loss (gain) on businesses sold, net of provisions, and other	(a	)	1,596	(337)	1,933
Equity loss in Veolia Environnement impairment	(a	)	—	190	(190)
Goodwill amortization	(a	)	283	466	(183)
Impairment losses	(a	)	11	122	(111)
Income tax expense			22	47	(25)
Minority interests on adjustments			(15)	(25)	10

Adjusted net income (loss)			€467	€(14)	481

(a)	As reported in the consolidated statement of income.

(b)	This table presents the detail of the impact of adjustments on other financial expenses, net of provisions:

	Half year ended June 30, 2004
	Financial
	provisions
	and
	amortization		Other non-
	of financial	Realized	operating, non-
(In millions of euros)	charges	losses	recurring items	Net impact
Mark-to-market of interest rate swaps	19	—	—	19
Mark-to-market of DuPont shares	(20)	—	—	(20)
Provision on SNCF put option on Cegetel S.A.S	(35)	—	—	(35)
Amortization of differed financial charges	(61)	—	—	(61)
Cost related to the redemption of High Yield Notes	—	—	(303)	(303)
Other	(24)	(4)	—	(28)

Total	€(121)	€(4)	€(303)	€(428)

(c)	In 2004, include the cost related to the redemption of High Yield Notes for -€303 million. In 2003, include the losses related to the settlement of put options on treasury shares and fees related to the implementation of the group’s refinancing plan.

Unaudited, French GAAP Basis

2.3. Comparison of the first half of 2004 versus the first half of 2003

Revenues

Vivendi Universal’s consolidated revenues for the first half of 2004 amounted to €11,391 million compared with €12,364 million for the first half of 2003.
On a pro forma3 basis, first half 2004 revenues increased by 3% at constant currency, compared to 2003 first half.
On a comparable4 basis, 2004 first half revenues increased by 6% at constant currency, compared to 2003 first half.
This good performance was achieved through a return to revenue stabilization at Universal Music Group, the improvement of Canal+ Group and the continued growth of SFR Cegetel Group and Maroc Telecom.
For an analysis of the revenues by business segment, please refer to section 2.6. “Comments on revenues and operating income for Vivendi Universal’s businesses”.

Operating income

Vivendi Universal’s consolidated operating income for the first half of 2004 amounted to €1,818 million compared with €1,677 million for the first half of 2003.
On a pro forma basis, first half 2004 operating income increased by 39% compared to 2003 first half. On a comparable basis, operating income increased by 30%. This performance was mainly achieved through the significant improvement of Group Canal+ operating income, a positive operating income at Universal Music Group and the continued growth at SFR Cegetel Group and Maroc Telecom, despite the operating loss recorded by VUG.
For an analysis of the operating income by business segment, please refer to section 2.6. “Comments on revenues and operating income for Vivendi Universal’s businesses”.

Financing expense

In the first half of 2004, financing expense amounted to €307 million compared with €377 million for the same period in 2003. In the first half of 2004, average gross debt (calculated on a daily basis) decreased to €11.4 billion from €18.2 billion in the first half of 2003. Nonetheless, the cost of average gross debt is 5.26% for the first half of 2004, versus 4.51% for the first half of 2003, because of the €1.2 billion High Yield Notes (with an interest rate of 9.25% for the tranche in dollar and an interest rate of 9.50% for the tranche in euro), issued in April 2003. At the time, this operation was strengthening the group’s financial flexibility while VUE was under divestiture.
This cost of the debt will reduce in the forthcoming months thanks to (i) VUE’s debt (€3.6 billion) deconsolidated in May 2004 with the NBC-Universal transaction, (ii) the reimbursement (funded by the cash received from the NBC-Universal transaction) in June 2004 of 80% of the High Yield Notes and (iii) the new credit facilities obtained under better conditions, in particular since Vivendi Universal’s credit rating has been upgraded to “Investment Grade” by Standard & Poor’s and Fitch.

Other financial expenses, net of provisions

In the first half of 2004, other financial expenses, net of provisions, amounted to €426 million compared to €289 million in the first half of 2003. For the first half of 2004, they were mainly comprised of the cost related to the redemption of High Yield Notes (-€303 million including premium paid to bondholders for €259 million and accelerated amortization of residual issuance fees for €37 million), accruals of amortizations of differed financial charges (-€61 million) and of financial provisions accruals (-€60 million). The latest are mostly comprised of provision accruals resulting from SNCF put option on Cegetel S.A.S. (-€35 million completing a provision accounted for on December 31, 2003 for €85 million), and from the mark-to-market of DuPont shares (-€20 million) and of interest rate swaps (provision reversal of €19 million).
For the first half of 2003, other financial expenses, net of provisions were principally comprised of the gain on the sales of InterActiveCorp warrants in February and June 2003 (+€125 million), foreign exchange losses (-€145 million), the positive impact of the termination of the LineInvest total return swap related to the sale of AOL Europe shares (+€97 million), the mark-to-market of interest rate swaps (provision accrual of -€82 million), the accruals of amortizations of differed financial charges on bond issuances, facilities and others (-€107 million).

Gain (loss) on businesses sold, net of provisions, and other

For the first half of 2004, loss on businesses sold, net of provisions, and other amounted to €1,596 million. It mainly includes:

[3] The pro forma information illustrates the effect of the divestitures of Vivendi Universal Entertainment in May 2004, of Telepiù in April 2003 and of Comareg in May 2003 as if these transactions had occurred at the beginning of 2003. These results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2003.

[4] Comparable basis essentially illustrates the effect of the divestiture of VUE, of the divestitures at Canal+ Group (Telepiù, Canal+ Nordic, Canal+ Belgium and Flemish, etc...), VUP (Comareg and Atica & Scipione) and of Vivendi Telecom Hungary, Kencell and Monaco Telecom, the abandonment of Internet operations and includes the full consolidation of Telecom Développement at SFR Cegetel Group as if these transactions had occurred at the beginning of 2003. These results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2003.

Unaudited, French GAAP Basis

-	The capital loss of €1,739 related to the divestiture of 80% of Vivendi Universal’s interests in VUE, finalized as of May 11, 2004 (please refer to note 2 to the Consolidated Financial Statements “NBC-Universal transaction”). This loss is comprised of:

o	A before tax profit in dollars of 718 million, since the carrying value in dollars of disposed assets did not exceed their transaction value in dollars;

o	A tax expense of $290 million, i.e. an after tax profit of $428 million (€366 million);

o	The reclassification to net income of the pro rata portion of the negative cumulative foreign currency translation adjustment related to divested assets, for an amount of €2,105 million.

-	The gain on the divestiture of other entities, net of provisions, of €154 million, which were mainly comprised of the impact of the divestitures of Sportfive (+€39 million), Kencell (+€38 million), Monaco Telecom (+€22 million), the “flux-divertissement” business of StudioExpand (+€15 million), Atica & Scipione (-€8 million) and the impact of the abandonment of Internet operations (+€34 million).

In 2003, this line only included gains on businesses sold, net of provisions for +€337 million. They were mainly comprised of the impact of capital gains on the divestitures of Telepiù (+€198 million), the Consumer Press Division (+€104 million), Comareg (+€43 million), international telecom assets (+€36 million) and Canal+ Technologies (+€21 million).

Income tax expense

For the first half of 2004, income tax expense totaled -€671 million compared with -€633 million for the same period in 2003. For the first half of 2004, income tax paid amounted to €176 million.

Vivendi Universal has been admitted to the Consolidated Global Profit System as of January 1, 2004 through an order dated on August 22, 2004, notified on August 23, 2004. Notwithstanding, in accordance with the Recommendation 99.R.01 of the “Conseil National de la Comptabilité” issued on March 18, 1999, Vivendi Universal has not accounted for the expected impacts of this agreement in its first half financial statements, since the agreement has been granted to Vivendi Universal after June 30, 2004, closing date of the accounts. Therefore, the positive impact of the tax relief will be taken into account in the third quarter financial statements as of September 30, 2004.
Nonetheless, if, for the first half of 2004, Vivendi Universal had accounted for the tax saving generated by the Consolidated Global Profit System for the period from January 1 to June 30, 2004, the current tax expense would have been reduced by €243 million.
In addition, for illustration purposes, if for the estimation of its differed tax assets (estimation of ordinary losses France) Vivendi Universal had taken into account the impacts of the tax relief for the period from July 1, 2004 to June 30, 2005, on a cautious basis, it would have recognized a differed tax income of €479 million.

Equity in (losses) earnings of unconsolidated companies

As of June 30, 2004, equity in earnings of unconsolidated companies amounted to €156 million compared with a loss of €67 million as of June 30, 2003. This improvement is mainly explained by the results of Elektrim Telekomunikacja, Universal Parks and Resorts (equity until VUE’s deconsolidation as of May 11, 2004) and Veolia Environnement. It also includes the equity in earnings of NBC Universal, accounted for using the equity method since May 12, 2004 (i.e. 50 days), for €38 million.

Goodwill amortization

For the first half of 2004, goodwill amortization declined by 39% to €283 million (versus €466 million for the first half of 2003), primarily due to the exceptional write-off recorded by Canal+ Group in the first quarter of 2003.

Impairment losses

For the first half of 2004, impairment losses, related to some subsidiaries of Canal+ Group, amounted to €11 million. For the first half of 2003, impairment losses amounted to €122 million and related to Canal+ Group’s subsidiaries (Canal+ Nordic, Canal+ Benelux and other assets) sold over the fourth quarter of 2003.

Minority interests

In the first half of 2004, the minority interest expense totaled €538 million, compared with €502 million for the same period in 2003; it is primarily comprised of minority interests at SFR Cegetel Group and Maroc Telecom, and this progress shows the increase of these entities’ results.

Net loss

In the first half of 2004, net loss amounted to €1,858 million or €1.73 per share (basic and diluted) compared to a net loss of €632 million or €0.59 per share (basic and diluted) in the first half of 2003.

Unaudited, French GAAP Basis

2.4. Outlook

Vivendi Universal raises its full year 2004 guidance:

-	Adjusted net income: above €1 billion.

-	Operating income: strong growth on a pro forma[5] basis, close to 2003 on an actual basis, in spite of VUE’s deconsolidation.

-	Cash flow from operations[6]: growth on a pro forma basis, slight decline on an actual basis, in spite of a significantly reduced scope.

-	Net debt: below €5 billion (when including the proceeds from the sale of Veolia Environnement).

And confirms that it will be in a position to pay a dividend in 2005, based on 2004 earnings.

2.5. Revenues and operating income by business segment

Preliminary note:

It is required under French GAAP (paragraph 423 of the French rule 99-02) to promote comparability, even though it should be noted that information provided on a pro forma and on a comparable basis, provided in sections 2.5.2 and 2.5.3 is not compliant with Article 11 of Regulation S-X under the U.S. Securities Exchange Act of 1934. Information on a pro forma and on a comparable basis is useful to investors because they include comparable operations in each period presented and thus represent meaningful comparative information for assessing earnings trends.

The information presented on a pro forma and a comparable basis is calculated as the sum of the actual results of Vivendi Universal’s businesses (the actual results reported by each of the divested businesses being excluded) and the effective results of each of the acquired business in each period presented. These results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2003.

For further details about the reconciliation of actual revenues and operating income to pro forma revenues and operating income and the revenues and operating income on a comparable basis, please refer to the “Appendix to the First half operating and financial review and prospects” , section B to the present document.

5 The pro forma information illustrates the effect of the divestitures of Vivendi Universal Entertainment in May 2004, of Telepiù in April 2003 and of Comareg in May 2003 as if these transactions had occurred at the beginning of 2003. These results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2003.

6 For a definition of cash flow from operations, please refer to section 3.3. “Cash flows”.

Unaudited, French GAAP Basis

2.5.1.	Revenues and operating income by business segment as published

	AS PUBLISHED
	Quarter ended June 30,			Half year ended June 30,
(In millions of euros)	2004	2003	% Change	2004	2003	% Change
Revenues
Canal+ Group	€916	€1,049	-13%	€1,839	€2,215	-17%
Universal Music Group	1,091	1,068	2%	2,069	2,168	-5%
Vivendi Universal Games	71	134	-47%	148	240	-38%

Media	€2,078	€2,251	-8%	€4,056	€4,623	-12%
SFR Cegetel Group	2,055	1,831	12%	4,113	3,612	14%
Maroc Telecom	394	357	10%	770	714	8%

Telecom	€2,449	€2,188	12%	€4,883	€4,326	13%
Other (a)	57	129	-56%	125	325	-62%

Total Vivendi Universal (Excluding VUE and VUP assets sold in 2003)	€4,584	€4,568	0%	€9,064	€9,274	-2%

Vivendi Universal Entertainment (b)	834	1,516	-45%	2,327	2,962	-21%
VUP assets sold in 2003 (c)	—	48	na*	—	128	na*

Total Vivendi Universal	€5,418	€6,132	-12%	€11,391	€12,364	-8%

Operating Income (Loss)
Canal+ Group	€133	€87	53%	€207	€245	-16%
Universal Music Group	31	(14)	na*	15	(42)	na*
Vivendi Universal Games	(111)	(28)	-x4	(156)	(52)	-x3

Media	€53	€45	18%	€66	€151	-56%
SFR Cegetel Group	634	519	22%	1,186	984	21%
Maroc Telecom	157	145	8%	318	283	12%

Telecom	€791	€664	19%	€1,504	€1,267	19%
Holding & corporate	(66)	(83)	20%	(112)	(154)	27%
Other (a)	19	(81)	na*	23	(88)	na*

Total Vivendi Universal (Excluding VUE and VUP assets sold in 2003)	€797	€545	46%	€1,481	€1,176	26%

Vivendi Universal Entertainment (b)	91	282	-68%	337	495	-32%
VUP assets sold in 2003 (c)	—	6	na*	—	6	na*

Total Vivendi Universal	€888	€833	7%	€1,818	€1,677	8%

*na: non applicable.

(a)	Corresponds to Vivendi Universal Publishing (VUP) activities in Brazil (Atica & Scipione) deconsolidated since January 1, 2004, Internet operations abandoned since January 1, 2004, Vivendi Telecom International, Vivendi Valorisation, other non core businesses and the elimination of intercompany transactions.

(b)	Vivendi Universal Entertainment was deconsolidated as of May 11, 2004 as the result of the divestiture of 80% of Vivendi Universal’s interest in this company.

(c)	Corresponds to Comareg sold in May 2003.

Unaudited, French GAAP Basis

2.5.2.	Pro forma revenues and operating income by business segment

The pro forma information illustrates the effect of the divestitures of Vivendi Universal Entertainment in May 2004, of Telepiù in April 2003 and of Comareg in May 2003 as if these transactions had occurred at the beginning of 2003.

	PRO FORMA
	Quarter ended June 30,				Half year ended June 30,
				% Change at				% Change at
			%	constant			%	constant
(In millions of euros)	2004	2003	Change	currency	2004	2003	Change	currency
Revenues
Canal+ Group	€916	€974	-6%	-7%	€1,839	€1,904	-3%	-3%
Universal Music Group	1,091	1,068	2%	5%	2,069	2,168	-5%	0%
Vivendi Universal Games	71	134	-47%	-44%	148	240	-38%	-32%

Media	€2,078	€2,176	-5%	-3%	€4,056	€4,312	-6%	-3%
SFR Cegetel Group	2,055	1,831	12%	12%	4,113	3,612	14%	14%
Maroc Telecom	394	357	10%	12%	770	714	8%	11%

Telecom	€2,449	€2,188	12%	12%	€4,883	€4,326	13%	13%
Other (a)	57	129	-56%	-53%	125	325	-62%	-59%

Total Vivendi Universal	€4,584	€4,493	2%	3%	€9,064	€8,963	1%	3%

Operating Income (Loss)
Canal+ Group	€133	€87	53%	53%	€207	€132	57%	57%
Universal Music Group	31	(14)	na*	na*	15	(42)	na*	na*
Vivendi Universal Games	(111)	(28)	-x4	-x4	(156)	(52)	-x3	-x3

Media	€53	€45	18%	11%	€66	€38	74%	39%
SFR Cegetel Group	634	519	22%	22%	1,186	984	21%	21%
Maroc Telecom	157	145	8%	10%	318	283	12%	15%

Telecom	€791	€664	19%	20%	€1,504	€1,267	19%	19%
Holding & corporate	(66)	(83)	20%	18%	(112)	(154)	27%	25%
Other (a)	19	(81)	na*	na*	23	(88)	na*	na*

Total Vivendi Universal	€797	€545	46%	46%	€1,481	€1,063	39%	38%

*na: non applicable.

(a)	“Other” corresponds to Vivendi Universal Publishing (VUP) activities in Brazil (Atica & Scipione) deconsolidated since January 1, 2004, Internet operations abandoned since January 1, 2004, Vivendi Telecom International, Vivendi Valorisation, other non core businesses and the elimination of intercompany transactions.

Unaudited, French GAAP Basis

2.5.3.	Revenues and operating income by business segment on a comparable basis

Comparable basis essentially illustrates the effect of the divestiture of VUE, of the divestitures at Canal+ Group (Telepiù, Canal+ Nordic, Canal+ Belgium and Flemish, etc...), VUP (Comareg and Atica & Scipione) and of Vivendi Telecom Hungary, Kencell and Monaco Telecom, the abandonment of Internet operations and includes the full consolidation of Telecom Développement at SFR Cegetel Group as if these transactions had occurred at the beginning of 2003.

	COMPARABLE BASIS
	Quarter ended June 30,				Half year ended June 30,
				% Change at				% Change
				constant				at constant
(In millions of euros)	2004	2003	% Change	currency	2004	2003	% Change	currency
Revenues
Canal+ Group	€908	€875	4%	3%	€1,815	€1,723	5%	5%
Universal Music Group	1,091	1,068	2%	5%	2,069	2,168	-5%	0%
Vivendi Universal Games	71	134	-47%	-44%	148	240	-38%	-32%

Media	€2,070	€2,077	0%	1%	€4,032	€4,131	-2%	0%
SFR Cegetel Group	2,055	1,858	11%	11%	4,113	3,665	12%	12%
Maroc Telecom	394	357	10%	12%	770	714	8%	11%

Telecom	€2,449	€2,215	11%	11%	€4,883	€4,379	12%	12%
Other (a)	9	13	-31%	-8%	7	33	-79%	-61%

Total Vivendi Universal	€4,528	€4,305	5%	6%	€8,922	€8,543	4%	6%

Operating Income (Loss)
Canal+ Group	€132	€88	50%	51%	€207	€133	56%	56%
Universal Music Group	31	(14)	na*	na*	15	(42)	na*	na*
Vivendi Universal Games	(111)	(28)	-x4	-x4	(156)	(52)	-x3	-x3

Media	€52	€46	13%	7%	€66	€39	69%	36%
SFR Cegetel Group	634	532	19%	19%	1,186	1,003	18%	18%
Maroc Telecom	157	145	8%	10%	318	283	12%	15%

Telecom	€791	€677	17%	17%	€1,504	€1,286	17%	18%
Holding & corporate	(66)	(83)	20%	18%	(112)	(154)	27%	25%
Other (a)	13	(25)	na*	na*	7	(40)	na*	na*

Total Vivendi Universal	€790	€615	28%	28%	€1,465	€1,131	30%	29%

*na: non applicable.

(a)	“Other” corresponds to Vivendi Telecom International (excluding Vivendi Telecom Hungary, Kencell and Monaco Telecom), Vivendi Valorisation, other non core businesses and the elimination of intercompany transactions.

2.6.	Comments on revenues and operating income for Vivendi Universal’s businesses

2.6.1.	Comments on revenues and operating income for Media operations

For the first half 2004, Media operations revenues amounted €4,056 million in line with the first half of 2003, on a comparable basis at constant currency. Media operations operating income amounted to €66 million, down 56% (representing a 36% increase on a comparable basis at constant currency).

Canal+ Group:

Revenues:

Canal+ Group reported first half revenues of €1,839 million compared to €2,215 million for the same period in 2003. Neutralizing the effect of changes in scope of consolidation, primarily the sale of Telepiù, Canal+ Group revenue for the first half of 2004 grew 5%.

The revenues of the Group’s core business, French pay-TV, grew 4%. At end of first half 2004 the premium channel total portfolio was higher compared to previous year for the first time in three years. Compared to last year, while the premium channel revenues were slightly down (-1%), the number of new subscribers to the premium channel was up 17% and the churn rate declined. In addition, thanks to the higher audience and satisfaction rate, its advertising revenues grew strongly.

CanalSatellite reinforced its position of France’s leading digital satellite platform with a strong performance over the period, increasing continuously its portfolio to 2.83 million subscriptions (an increase of approximately 80,000 subscriptions for the first half of 2004) and maintaining a low-level churn rate.

Unaudited, French GAAP Basis

In parallel, revenues for the Group’s movie business increased 27%, driven by the releases of successful movies (Les Rivières Pourpres 2, Podium...) and the good performances on videotapes and DVD, in particular the successful Les Nuls, L’intégrule.

Operating income:

Canal+ Group reported first half operating income of €207 million compared to €245 million for the same period in 2003. Neutralizing the effect of changes in scope of consolidation, period-on-period growth came to 56%. This strong improvement reflects the continuous effects of the recovery plan implemented since last year.

The operating income of the group’s core business, French pay-television, grew more than 17% compared to the first half of 2003.

Highlighting the momentum of Canal+, its portfolio enjoyed a growth for the first time since 2000. End of June 2004, the portfolio of the premium channel was higher than one year before. In addition, the churn rate decreased significantly during the semester (-1.3 point). This resulted mainly from the increase in the satisfaction rate as well as the investment policy in recruitment and in subscribers’ management.

Boosted by Canal+, CanalSatellite continued to increase its portfolio while maintaining its churn rate at a low-level.

At end of June 2004, Canal+ Group portfolio in France totaled more than 8.15 million subscriptions (approximately +4% when compared to June 2003), consolidating its leading position in the French pay-tv sector.

In parallel, the group’s movie business doubled its operating income compared to last year. This strong improvement was primarily driven by the releases of successful movies (Les Rivières Pourpres 2, Podium...).

Universal Music Group (UMG):

Revenues:

UMG’s revenue of €2,069 million was 5% below last year due to adverse currency movements. In constant currency, sales were in line with 2003 with the improvement in the US music market, a better than market performance in the healthy UK music market and the recovery of lost ground in Latin America countering weakness in many continental European markets particularly France and lower sales in Japan. Sales of digitized music including ring tones were €33 million, representing 2% of total revenue.

Best sellers included a Greatest Hits album from Guns N’ Roses, new releases from D12 and Kanye West and very strong carryover sales from Black Eyed Peas and Hoobastank.

Major new releases for the remainder of the year include new albums from Andrea Boccelli, Busted, Mariah Carey, Eminem, Nelly, Gwen Stefani and U2 in addition to Greatest Hits from Jay Z, George Strait and Shania Twain.

Operating income:

Operating income was €15 million compared to a loss in 2003 of €42 million. This improvement was driven by lower Artiste & Repertoire (A&R) and marketing costs, reductions in overheads and selling expenses and a lower depreciation charge. This more than offset higher amortization expenses as a result of a reduction in the period that music and music publishing catalogs are amortized from 20 to 15 years7, restructuring expenses of €34 million and an impairment charge of €18 million at UMG’s Music Clubs.

Vivendi Universal Games (VUG):

Revenues:

Revenues of €148 million were down against prior year by 38%, down 32% on a constant currency basis, due to a weaker product line up in 2004. On a year to date basis the key 2004 launched titles were Van Helsing, Counterstrike Condition Zero, Baldurs Gate Dark Alliance 2 and Riddick. Simpsons: Hit and Run continued to sell extremely well despite it being a 2003 launched product.

2004 will be a transition year. The new management team, put in place in January 2004, continues its focus on developing high quality games on a timely basis, actively reducing the operating costs and cash drains and finally leveraging a worldwide organization.

Operating income:

VUG’s operating loss for the first half of the year was €156 million versus a loss of €52 million last year.

The 2004 first half results included one time costs associated with such turnaround plan (for an amount of approximately €90 million) initiated by the new management team, including write-offs of certain projects and titles along with a significant level of restructuring expenses with the cost of a material reduction in the staff in North America, down by approximately 40% since the beginning of the year.

Furthermore, at the end of 2003, VUG strengthened capitalization criteria of internal development costs. As a result, most internal development costs are now expensed as incurred. Had this strengthening of capitalization criteria actually occurred at the beginning of 2003, it would have had an approximate negative impact of €20 million on the first half 2003 operating income.

[7]	Please refer to note 1 to the Consolidated Financial Statements “Summary of significant accounting policies and practices”.

Unaudited, French GAAP Basis

2.6.2.	Comments on revenues and operating income for Telecom operations

For the first half of 2004, Telecom operations revenues amounted to €4,883 million, up 12% on a comparable basis at constant currency.

Telecom operations operating income amounted to €1,504 million, up 19% (representing an 18% increase on a comparable basis at constant currency).

SFR Cegetel Group:

Revenues:

SFR Cegetel Group consolidated revenues for the first six months of 2004 increased by 14%, and 12% on a comparable basis8, to €4,113 million.

Mobile telephony achieved a revenue growth of 10%9 (and 13% on a comparable basis) to €3,517 million, mainly reflecting the year on year increase in the customer base combined with a favorable mix evolution.
During the first six months of 2004, SFR (including SRR) recorded 218,000 net new customers taking its registered customer base to 14.942 million, a 7% increase against last year. SFR market share on the French mobile market slightly increased to 35.4% at the end of June 2004 versus 35.3% at the end of June 2003.
The improved customer mix to 59.5% of postpaid, against 55.4% in the first six months of 2003, led to an increase of 2% of the annual rolling blended ARPU10 to €436.
Data revenue improved significantly up to 10.8% of network revenue for the first six months of 2004, compared to 8.5% on the same period last year, mainly due to the increased volume of SMS sent by SFR customers but also the positive contribution from Vodafone Live! with 1,073,000 customers of the multimedia service portal at the end of June 2004, only eight months after launch.
Additionally, on June 16, 2004, SFR launched its first 3G (UMTS) offer to the French general public.

Fixed telephony revenues increased by 40%9 to €596 million (and 9% on a comparable basis) mainly driven by growing retail and wholesale broadband Internet along with good performances of the corporate division.

Operating income:

SFR Cegetel Group consolidated operating income for the first half of 2004 grew 21% (18% on a comparable basis8) to €1,186 million.

During the first half, mobile telephony operating income grew 21%9 (also 21% on a comparable basis) to €1,188 million, thanks to continued strong control of customer unit costs and the recording of €38 million of positive non recurring items in the second quarter of 2004. As a consequence, the growth in operating income observed in the first half can not be extrapolated over the rest of the year.

Fixed telephony reported operating loss of €2 million in the first half of 2004, flat when compared to the first half 20039 (and to a profit of €17 million on a comparable basis). The growth in revenues combined with the recording of positive non recurring items amounting to €26 million is offset by start-up costs of the broadband Internet retail offer launched in January 2004.

Maroc Telecom:

Revenues:

Revenues were up 8%, and 11% at constant currency, to €770 million in the first half of 2004 compared to the same period last year.

Mobile revenues were up 18% at constant currency compared to the same period last year. This improvement was mainly driven by the increase of its customer base to 5.5 million subscribers compared to 4.9 million in June 2003, higher handset revenues, strong roaming revenues and incoming fixed revenues mainly from international.

Fixed revenues were up 3% at constant currency. This improvement was mainly driven by higher outgoing traffic revenues as a result of the increase of the fixed customer base, the increase of Internet revenues reflecting the successful launch of ADSL services and the increase of revenue from incoming mobile traffic to international.

[8] Comparable basis illustrates the full consolidation of Telecom Développement as if the merger had occurred at the beginning of 2003.

[9] Please note that because of the merger of SFR and Cegetel Groupe SA and also because of our intention to better reflect the performances of each separate businesses, SFR Cegetel Group has reallocated holding and other revenues, which were previously reported in the “fixed and other” line renamed “fixed and internet”, to the “mobile” line. As a consequence, SFR Cegetel Group’s breakdown of results by business differs from figures published in 2003.

[10] ARPU (Average Revenue Per User) is defined as revenues net of promotions excluding roaming in and equipment sales divided by average ART total customer base for the last twelve months.

Unaudited, French GAAP Basis

Operating income:

For the first half of 2004, operating income increased by 12% (up 15% at constant currency) to €318 million. This improvement was mainly driven by the revenue increase and good control over selling, general and administrative expenses.

2.6.3.	Comments on revenues and operating income for Holding & Corporate and Other operations

Holding & Corporate:

Operating income:

For the first half of 2004, Holding & Corporate’s operating income improved by 27%, with operating losses reduced from €154 million for the first half of 2003 to €112 millions for the first half of 2004. This improvement is mainly the result of the cost reduction plan.

Other:

Revenues:

Revenues for the Other operations decreased by 62%, to €125 million mainly due to changes in scope: principally the divestitures of Monaco Telecom, Kencell and of Vivendi Universal Publishing’s operations in Brazil (Atica & Scipione) as well as the abandonment of Internet operations.

Operating income:

Operating income for the other operations amounted to €23 million for the first half of 2004 compared with a loss of €88 million for the first half of 2003. This improvement was mainly driven by change in scope (mainly the abandonment of Internet activities as of January 1, 2004) as well as reduction of Vivendi Valorisation’s losses.

3.	LIQUIDITY UPDATE

3.1.	Liquidity management and capital resources

The net debt of the company amounted to €6.4 billion as of June 30, 2004, compared to €11.6 billion as of December 31, 2003. Cash flow generated by the businesses (including €2.5 billion cash flows from operations11 for the first half of 2004, a 52% increase compared to last year on a pro forma basis12) has been partially reduced by the dividends distributed by the telecom businesses to minority shareholders (€1.4 billion went to them over a total amount of €3.0 billion, please refer to section 3.3.3).

At the closing of the NBC-Universal transaction, on May 11, 2004, Vivendi Universal received approximately €3 billion13 and deconsolidated, at that date, a total gross debt amount of approximately €3.6 billion borne by VUE, including the $920 million loan from American institutional investors, a $750 million securitization program for movie rights and the VUE Class A and B preferred interests for $2.6 billion. Please refer to section 3.3. “Cash flows”.

At the same time, Vivendi Universal was able to repay the €1.8 billion drawn portion of the €3 billion multicurrency revolving credit facility, the €1 billion Tranche B of the €2.5 billion credit facility (the unused portion of both loans being cancelled) and the £136 million (€205 million) loan contracted by UMO. In addition, a €2.7 billion credit facility, signed on February 25, 2004, was set up on the basis of conditions more attractive than the previous revolving credit facilities.

On May 25, 2004, Vivendi Universal launched a tender offer to purchase €1 billion of Senior Notes. On June 16, 2004, the size of this offer was increased to €2.4 billion. As part of this offer, holders of the notes have also been solicited to waive covenants attached to the notes. On June 29, 2004, the offer terminated with a tender rate of 96.4% for the 9.50% and 9.25% Senior Notes and a tender rate of 72.0% for the 6.25% Senior Notes, for a total amount of approximately €2.0 billion, out of a total of €2.4 billion, i.e. 83%. In addition, the covenants attached to the notes were waived. The premium amount paid to bondholders and the accrued interests amounted to €0.3 billion.

At the same time, Vivendi Universal was able to place a €700 million note issue with European institutional investors. These notes, issued on July 12, 2004, have a three-year maturity and a yield of three month EURIBOR + 60 basis points.

[11]	For a definition of cash flow from operations, please refer to section 3.3. “Cash flows”.

[12]	For a definition of pro forma, please refer to section 2.5.2. “Pro forma revenues and operating income by business segment”.

[13]	After minority shareholders and other.

Unaudited, French GAAP Basis

Following the success of the note issue, the €2.7 billion credit facility was reduced to €2.5 billion and its conditions were renegotiated to get closer to market conditions. As of September 1, 2004, this credit facility was drawn for €520 million (versus €700 million as of June 30, 2004).

On June 4, 2004, SFR received an underwritten commitment from a group of banks for €1 billion to refinance certain existing indebtedness. A revolving credit facility with a five-year maturity has been set up on July 15, 2004 for a total amount of €1.2 billion. It includes negative pledge and disposal clauses. In addition, it provides for customary default conditions, and financial ratio provisions.

Please note that:

Vivendi Universal’s cash flow on a consolidated basis is not all available to Vivendi Universal at the parent company level. In particular:

•	Dividends and other distributions (including payment of interest, repayments of loans, other returns on investment or other payments) from our subsidiaries are restricted under certain agreements. Some of Vivendi Universal’s subsidiaries that are less than wholly-owned are unable to pool their cash with Vivendi Universal and must pay a portion of any dividends to other shareholders. These subsidiaries include SFR Cegetel Group and Maroc Telecom.

•	Since January 1, 2004, SFR Cegetel Group has implemented the dividend distribution plan agreed by its two main shareholders, which in particular involves the distribution of premiums and reserves and the introduction of quarterly advance dividend payments. SFR Cegetel Group is planning to distribute approximately €3.2 billion to its shareholders in 2004, out of which €2.5 billion have already been paid as of June 30, 2004.

•	The ability of Vivendi Universal’s subsidiaries to make certain distributions may also be limited by financial assistance rules, corporate benefit laws and other legal restrictions which, if violated, might require the recipient to refund unlawful payments.

•	The principal terms of Vivendi Universal’s outstanding credit facilities and other indebtedness are described below in section 3.4 “Description of Vivendi Universal’s Indebtedness”. Under these facilities, Vivendi Universal and some of its subsidiaries are subject to certain financial covenants which require them to maintain various financial ratios. As at June 30, 2004, management confirms that Vivendi Universal complied with all financial ratios described in section 3.4 “Description of Vivendi Universal’s indebtedness”.

3.2.	Credit ratings

On March 3, 2004, Moody’s upgraded the senior implied rating to Ba2 (from Ba3) and the senior unsecured debt rating to Ba3 (from B1), both remaining under review for possible upgrade.

On May 12, 2004 following the closing of the NBC-Universal transaction, Fitch has assigned a BBB¯ rating with stable outlook to Vivendi Universal’s debt.

On June 1, 2004, Standard and Poor’s upgraded Vivendi Universal’s long term corporate unsecured debt and its corporate debt rating to BBB¯ with stable outlook while Moody’s raised Vivendi Universal’s long term unsecured debt rating and its implied rating to Ba1 with positive outlook.

3.3.	Cash flows

3.3.1.	Condensed statement of cash flows

	Half year ended June 30,
(In millions of euros)	2004	2003
Net cash provided by operating activities	€2,293	€939
Net cash provided by (used for) investing activities	2,074	(3,059)
Net cash provided by (used for) financing activities	(6,086)	(2,159)
Foreign currency translation adjustment	59	135

Change in cash and cash equivalents	€(1,660)	€(4,144)

3.3.2.	Net cash provided by operating activities

Vivendi Universal considers the non-GAAP measures called cash flow from operations and proportionate cash flow from operations to be important indicators measuring the Company’s operating performance, because they are commonly reported and used by the international analyst community, investors and others associated with certain media and communication industries. The Company manages its various business segments on the basis of operating measures that exclude financing costs and income taxes. Cash flow from operations excludes the effect of these items, and includes the effect of capital expenditures and divestitures. Proportionate cash flow from operations is defined as cash flow from

Unaudited, French GAAP Basis

operations excluding the minority stake in all less than wholly-owned entities. The Company’s management uses cash flow from operations for reporting and planning purposes.

For the first half of 2004, consolidated cash flow from operations was €2,081 million, versus €1,370 million for the same period in 2003, on a pro forma basis14.
Proportionate cash flow from operations was €1,338 million, versus €596 million, in the first half of 2003, on a pro forma basis. This strong performance is the result of Vivendi Universal’s continuing focus on cash generation, the significant improvements achieved at Holding & Corporate, Canal+ Group and VU Games and through the divestiture or the abandonment of cash drain operations.

Reconciliation of net cash provided by operating activities to cash flow from operations and proportionate cash flow from operations:

			Half year ended June 30,
(In millions of euros)			2004	2003
Net cash provided by operating activities, as reported			€2,293	€939
Deduct:
Capital expenditures			(635)	(543)
Proceeds from sales of property, plant, equipment and intangible assets			116	277

Capital expenditures, net of proceeds			(519)	(266)
Add back:
Income taxes: cash			176	1,122
Financing costs: cash	(a	)	289	261
Other: cash	(a	)(b)	248	158

Cash flow from operations (i.e. before income taxes, financing costs and after restructuring costs)			€2,487	€2,214

Add:
Pro forma adjustments			(406)	(844)

Pro forma cash flow from operations			€2,081	€1,370

Canal+ Group			380	52
Universal Music Group			170	345
Vivendi Universal Games			(9)	(144)

Media			541	253
SFR Cegetel Group			1,057	1,135
Maroc Telecom			337	374

Telecom			1,394	1,509
Holding & Corporate			116	(297)
Other			30	(95)

Total Vivendi Universal pro forma (excluding VUE and VUP assets sold in 2003)			2,081	1,370	52%

Cash flow attributed to minority interests			(743)	(774)

Pro forma proportionate cash flow from operations			€1,338	€596	124%

(a)	Numbers presented in the table differ from numbers published on June 30, 2003. Indeed, fees related to the group’s refinancing plan have been reallocated from “Financing costs: cash” to “Other: cash”.

(b)	Includes the €259 million premium paid to bondholders as part of the redemption of High Yield Notes.

3.3.3.	Net cash provided by (used for) investing and financing activities

The table below is presented in order to analyze the evolution of net cash provided by investing and financing activities and their impact on financial net debt during the period under review. As a reminder, Vivendi Universal considers the non-GAAP measure called financial net debt to be an important indicator measuring the Company’s indebtedness. Financial net debt is calculated as a sum of long-term debt and bank overdrafts and short-term borrowings less cash and cash equivalents, in each case, as reported on Vivendi Universal’s Consolidated Statement of Financial Position. Financial net debt should be considered in addition to, not as a substitute for, Vivendi Universal’s debt and cash position reported on the Consolidated Statement of Financial Position, as well as other measures of indebtedness reported in accordance with generally accepted accounting principles. Vivendi Universal’s management uses financial net debt for reporting and planning purposes, as well as to comply with certain of Vivendi Universal’s debt covenants.

[14]	For a definition of pro forma, please refer to section 2.5.2. “Pro forma revenues and operating income by business segment”.

Unaudited, French GAAP Basis

     A – Change in financial net debt during the first half of 2004:

			Cash and		Net impact
			cash		on financial
(In millions of euros)			equivalents	Gross Debt	net debt
Financial net debt at December 31, 2003			(2,858)	14,423	11,565
Net cash provided by operating activities			(2,293)	—	(2,293)
Capital expenditures			635	—	635
Proceeds from sales of property, plant, equipment and intangible assets			(116)	—	(116)
Acquisitions
VUE – exercise of the call option on Barry Diller’s stake (1.5%)			226	—	226
Dreamworks – purchase of the music rights catalog			64	—	64
Dreamworks – advance on film rights distribution agreement			30	—	30
Sportfive – exercise of his put option by Jean-Claude Darmon	(a	)	30	—	30
Other			24	(28)	(4)

Purchases of investments			374	(28)	346
Divestitures
VUE	(b	)	(2,341)	(4,320)	(6,661)
Sportfive	(a	)	(274)	—	(274)
Kencell	(c	)	(190)	—	(190)
Monaco Telecom	(d	)	(169)	—	(169)
Atica & Scipione			(31)	(10)	(41)
“Flux-divertissement” business of StudioExpand			(29)	3	(26)
Other	(e	)	46	46	92
Sales of investments			(2,988)	(4,281)	(7,269)

Net (decrease) increase in financial receivables			21	—	21

Net cash (provided by) used for investing activities			(2,074)	(4,309)	(6,383)

Cash dividends paid to minority shareholders
SFR Cegetel Group	(f	)	1,113	—	1,113
Maroc Telecom	(g	)	303	—	303
Other subsidiaries			63	—	63
Financing arrangements	(h	)
Settlement
SFR’s securitization			(476)	476	—
VUE – term loan set up to purchase US Treasury Bonds	(b	)	(695)	695	—
VUE – purchase of US Treasury Bonds	(b	)	695	—	695
Draw on the €2.7 billion credit facility			(700)	700	—
Other			(1,309)	1,309	—
Proceeds
Loan contracted by UMO (£136 million)			205	(205)	—
€2.5 billion credit facility			1,000	(1,000)	—
€3 billion multicurrency revolving credit facility			1,000	(1,000)	—
Vivendi Universal convertible 1.25% (OCEANE)			1,699	(1,699)	—
High Yield Notes	(i	)	2,000	(2,000)	—
Other			902	(902)	—
Vivendi Universal – Promissory note to USI (NBC Universal subsidiary)	(b	)	—	658	658
Consolidation of Special Purpose Vehicles used for the defeasance of real estate	(j	)	—	330	330
Other financing arrangements			286	(230)	56

Net cash (provided by) used for financing activities			6,086	(2,868)	3,218
Foreign currency translation adjustment			(59)	328	269

Change in financial net debt during the first half of 2004			1,660	(6,849)	(5,189)

Financial net debt at June 30, 2004			€(1,198)	€7,574	€6,376

(a)	The net impact of the divestiture of Sportfive on financial net debt amounts to €229 million, net of the preliminary acquisition of Sportfive shares held by Jean-Claude Darmon (€30 million) and after the payment, by Canal+ Group, of €15 million to conclude an historical litigation with Sportfive relating to a guarantee clause. Please refer to section 1.1. “Changes in scope completed in the first half of 2004”.

(b)	For a detailed analysis of the NBC-Universal transaction’s impacts on financial net debt, please refer to section B below.

Unaudited, French GAAP Basis

(c)	The net impact of Kencell’s divestiture on financial net debt amounts to €178 million, after the deconsolidation of the cash and divestiture fees.

(d)	The net impact of Monaco Telecom’s divestiture, net of divestiture fees, on financial net debt amounts to €75 million, after taking into account the deconsolidation of the €68 million cash held by this company.

(e)	These amounts include intercompany loan redemptions, divestiture fees, the cash outflow of Monaco Telecom as well as the other divestitures.

(f)	In January 2004, SFR Cegetel Group paid an exceptional dividend of €899 million related to the tax savings made with the simplification of the ownership structure (out of which €398 million were paid to minority shareholders). In addition, it paid a 2003 current dividend for a total amount of €1,258 million (out of which €556 million were paid to minority shareholders) and part of the advance on fiscal year 2004 dividends for a total amount of €359 million (out of which €159 million were paid to minority shareholders).

(g)	During the first half 2004, the total amount of dividends paid by Maroc Telecom was €465 million.

(h)	Financing arrangements correspond to the sum of the lines “net increase (decrease) in short term borrowings”, “proceeds from issuance of borrowings and other long-term debt” and “principal payment on borrowings and other long-term liabilities” from the Consolidated Statement of Cash Flows.

(i)	Vivendi Universal has also paid a premium to bondholders (€259 million) and the accrued interests for a total amount of €302 million, corresponding to a total cash outflow of €2.3 billion.

(j)	As a result of the application of CRC Rule 99-02 amended by the CRC Rule 04-03 issued on May 4, 2004, Vivendi Universal has fully consolidated Special Purpose Vehicles used for the defeasance of certain real estate assets since January 1, 2004. Please refer to note 1 to the Consolidated Financial Statements “Summary of significant accounting policies and practices”.

Unaudited, French GAAP Basis

     B – Detailed analysis of NBC-Universal transaction’s impact on change in financial net debt

The NBC-Universal transaction has had an impact of €5.3 billion on financial net debt, before the incidence of the exercise of the call option on Barry Diller’s stake, which is comprised of:

			Cash and		Net impact
			cash		on financial
(In millions of euros)			equivalents	Gross Debt	net debt
Divestiture of 80% of VUE
Net cash proceeds			(2,970)	—	(2,970)
Gross cash proceeds			(3,073)	—	(3,073)
Transaction fees and others			63	—	63
MEI proceeds			40	—	40
Deconsolidation of VUE’s debt			—	(4,320)	(4,320)
$920 million loan agreement			—	(776)	(776)
Securitization program			—	(630)	(630)
VUE class A preferred interests			—	(701)	(701)
VUE class B preferred interests			—	(1,518)	(1,518)
Term loan set up to purchase US Treasury Bonds	(a	)	—	(695)	(695)
Cash closing adjustment	(b	)	629	—	629

Net cash (provided by) used for investing activities			(2,341)	(4,320)	(6,661)

VUE — Term loan set up to purchase US Treasury Bonds			(695)	695	—
VUE — Purchase of US Treasury Bonds	(a	)	695	—	695
Vivendi Universal — Promissory note to USI	(a	)	—	658	658

Net cash (provided by) used for financing activities			—	1,353	1,353

Foreign currency translation adjustment			—	(17)	(17)

Total impact on financial net debt			(2,341)	(2,984)	(5,325)

(a)	After the defeasance of covenants of the VUE Class A preferred interests immediately prior to the closing of the NBC-Universal transaction, VUE has purchased US Treasury Bonds for €695 million thanks to a term loan. The amount of these securities will at least equal the VUE Class A preferred interest amount (including interests) at maturity in 2022, i.e. approximately $1,990 million. In accordance with the terms of the transaction, Vivendi Universal has then issued a promissory note to USI, a subsidiary of NBC Universal, for $780 million to reimburse 94.56 % of the cost of this defeasance.

(b)	The Business Combination Agreement between Vivendi Universal, General Electric and NBC carried specific provisions related to the functioning of the intercompany loan between VUE and Vivendi Universal between October 1, 2003 and May 11, 2004, the completion date of the NBC-Universal transaction. As of September 30, 2003, the balance in the intercompany loan was $562 million. Since that date, Vivendi Universal has received the full amount of the cash flow generated by VUE through this intercompany loan (that is $747 million (€629 million which was reimbursed to VUE as of May 11, 2004.) In June, Vivendi Universal received a first dividend of €224 million corresponding to 20%[15] of NBC and VUE’s cash generated between October 1, 2003 and May 11, 2004. This dividend is integrated into net cash provided by operating activities. Since May 12, 2004, Vivendi Universal has access to the cash flows generated by NBC Universal, up to its stake held in the company, through a loan.

3.4.	Description of Vivendi Universal’s indebtedness

All of these financial indebtedness are detailed below:

(a) €700 million floating notes

(b) €2.7 billion credit facility

(c) €605 million bonds exchangeable into shares of Sogecable SA

(d) €1.2 billion ($935 million + €325 million (2010)) and €1.35 billion Senior Notes ($975 million + €500 million (2008))

(e) €527 million bonds exchangeable into shares of Vinci

(f) MAD 6 billion non recourse facility

[15]	Before Universal Studios Holding Corp. minority interests.

Unaudited, French GAAP Basis

(a)	€700 million floating notes

On July 12, 2004, Vivendi Universal issued €700 million floating rate notes due 2007 at an issue price of 99.854%.

The notes bear interest at the three month EURIBOR rate plus a margin of 0.55%. Interests are payable annually in arrear on July 12 of each year.

Unless previously redeemed or purchased and cancelled, the notes will be redeemed on maturity date in cash at their principal amount (€1,000 per bond).

The notes, listed on the Luxembourg Stock Exchange, are subject to customary pari passu, negative pledge and event of default provisions.

(b)	€2.7 billion credit facility

Vivendi Universal has entered into a €2.7 billion unsecured multicurrency credit facility dated as of February 25, 2004, with a group of lenders and Société Générale as facility agent. This new facility has a maturity of five years as from the signing date and is available since the closing of the NBC-Universal transaction. It was reduced to €2.5 billion on July 30, 2004 by an amendment.

The credit facility can be used for the general corporate purposes of the group. It includes a swingline facility for up to €500 million, available in euros only.

The facility bears interest at either LIBOR or EURIBOR plus a margin initially ranging from 1.10% to 0.45% depending on Vivendi Universal corporate rating assigned by Standard & Poor’s and Moody’s. Since July 30, 2004, this margin has been reduced, ranging from 0.70% to 0.375% depending on the average rating assigned by Standard and Poor’s, Moody’s and Fitch. The swingline facility carries an additional margin of 0.15%. Since Vivendi Universal received an investment grade rating by Standard & Poor’s, the utilization fee which could vary between 0.10% and 0.15% depending on the facility amount, does not apply anymore.

From the start of the availability of the credit facility, Vivendi Universal pays a commitment fee at an annual rate of 40% of the then applicable margin on the undrawn and uncancelled amount of the facility. Since July 30, 2004, as Vivendi Universal received an Investment Grade rating by one of the rating agency, this rate has been reduced to 35%.

The accrued utilization fee, commitment fee and interim commitment fee are payable quarterly in arrear.

The facility agreement provides for voluntary prepayment or cancellation of the whole or part of the facility, without any penalty or indemnity (other than break costs) subject to Vivendi Universal giving a three business days notice to the facility agent.

The facility is also subject to certain mandatory prepayment provisions including the case of change of control, non-satisfaction of financial covenants or sale of SFR Cegetel Group. In that latter case, the facility provides for prepayment and cancellation of half of the facility if Vivendi Universal’s ownership in SFR Cegetel Group is less than 50% but at least 40% of the total share capital of SFR Cegetel Group and prepayment and cancellation of 100% of the facility if Vivendi Universal’s ownership in SFR Cegetel Group is less than 40% of the share capital of SFR Cegetel Group.

The facility contains customary covenants which place certain restrictions on, amongst other things, upstream and cross guarantees, acquisitions, mergers, divestitures of assets, security interests and loans out or require Vivendi Universal to observe certain affirmative undertakings, including, but not limited to, relevant authorizations, maintenance of status, insurance, compliance with environment laws, provision of financial and other information and notification of defaults.

In addition, Vivendi Universal must maintain the following financial ratios:
- maximum ratio of Financial Net Debt to Proportionate EBITDA16: 3 over 1 at each testing date from and including the start of the availability period to September 30, 2004 and 2.8 over 1 as from December 31, 2004;

[16] EBITDA excluding SFR Cegetel Group and Maroc Telecom’s minority interests + dividends distributed by Veolia Environnement and NBC Universal.

Unaudited, French GAAP Basis

- minimum ratio of Proportionate EBITDA to Net Financing Costs : 4.2 over 1 at each testing date from and including the start of the availability period to September 30, 2004; 4.3 over 1 at December 31, 2004 and 4.5 over 1 as from March 31, 2005.

Vivendi Universal has also agreed to procure that the part of the financial net debt incurred by its subsidiaries shall not at any time exceed an amount equal to the greater of (i) 30% of the group financial net debt and (ii) €2.0 billion.

The loan agreement contains customary events of default provisions (including remedy periods the duration of which depends on each case): payment default, insolvency and any insolvency proceedings (“liquidation, redressement judiciaire ou procedure collective”) affecting Vivendi Universal or one of its material subsidiaries, cross-default with any other debt of Vivendi Universal or one of its material subsidiaries equal to or above €50 million, non-compliance with any terms of the loan contract, any attachment, sequestration or analogous events affecting the assets of Vivendi Universal or one of its significant subsidiaries above €50 million, illegality of the loan agreement, cessation of business of Vivendi Universal or one of its material subsidiaries, material adverse change.

(c)	€605 million bonds exchangeable into shares of Sogecable SA

On October 30, 2003, Vivendi Universal issued €605 million 1.75% exchangeable bonds due 2008, exchangeable for ordinary shares of Sogecable S.A. a limited liability company incorporated under the laws of the kingdom of Spain whose shares are listed on the Spanish Stock Exchanges.

The bonds bear interest at the rate of 1.75% per annum. Interests are payable annually in arrear on October 30 of each year, commencing on October 30, 2004.

Each bond is exchangeable at the holders’ option at any time, from January 1, 2004 up to the tenth business day preceding the maturity date, into ordinary share of Sogecable SA at an exchange ratio, subject to adjustment on the occurrence of certain events, of one share for one bond. Vivendi Universal may at its discretion elect to pay holders exercising their option the cash equivalent in euro of the then market value of the relevant shares.

Vivendi Universal is entitled, at any time on or after October 30, 2006, at its option, to redeem in cash all, but not less than all, of the outstanding bonds, if on each of 20 out of 30 consecutive trading days, the product of (i) the closing price of a Sogecable share on the Spanish Stock Exchanges and (ii) the then applicable exchange ratio equals or exceeds 125% of the sum of the principal amount of one bond (€29.32) plus accrued interest to, but excluding, the date set for redemption.

In addition, Vivendi Universal is entitled at any time to redeem in cash all, but not less than all, of the bonds outstanding at a price equal to the principal amount of the bonds (€29.32 per bond) plus accrued interest, if any, if less than 10% of the bonds originally issued remain outstanding at that time.

Unless previously redeemed, exchanged or purchased and cancelled, the bonds will be redeemed in cash on the maturity date (October 30, 2008) at their principal amount (€29.32 per bond).

The bonds, listed on the Luxembourg Stock Exchange, are subject to customary pari passu, negative pledge and event of default provisions.

At the time of the issuance, the underlying Sogecable shares were owned by Canal+ Group and Canal+ Group had committed to lend a maximum of 20 million Sogecable shares to the financial institution acting as bookrunner for the bond issue, this number to be reduced by the number of bonds redeemed following the exercise by any bondholder of their exchange rights and, from October 1, 2004, by the number of shares, if any, sold by the lender, subject to a minimum threshold of 5 million Sogecable shares which are committed to remain available to the borrower. In February 2004, the Sogecable shares held by Canal+ Group as well as the stock loan were transferred to Vivendi Universal. Vivendi Universal will receive a fee of 0.5% per annum computed on the price of the shares effectively lent.

(d) €1.2 billion ($935 million + €325 million (2010)) and €1.35 billion Senior Notes ($975 million + €500 million (2008))

In April 2003, Vivendi Universal issued $935 million of Senior Notes at an offering price of 100% and €325 million of Senior Notes at an offering price of 98.746% maturing on April 15, 2010. The tranche denominated in US dollars bears an interest rate of 9.25% and the tranche denominated in euro bears an interest rate of 9.50%. Interest on the notes are payable semi-annually on April 15 and October 15 of each year, commencing October 15, 2003. The notes rank pari passu in right of payment with all of Vivendi Universal’s existing and future unsecured senior indebtedness, effectively junior to Vivendi Universal’s current and future secured indebtedness to the extent of the value of the

Unaudited, French GAAP Basis

value of the collateral securing such indebtedness and senior to any future subordinated indebtedness of Vivendi Universal.

In July 2003, Vivendi Universal issued $975 million and €500 million of Senior Notes at an offering price of 100% maturing on July 15, 2008. These notes bear an interest rate of 6.25%. Interest on the notes will be payable semi-annually on January 15 and July 15 of each year, commencing on January 15, 2004. The notes rank pari passu in right of payment with all of Vivendi Universal’s current and future unsecured indebtedness, effectively junior to Vivendi Universal’s current and future secured indebtedness to the extent of the value of the collateral securing such indebtedness and senior to any future subordinated indebtedness of Vivendi Universal.

Following the tender offer launched in May 2004 and finalized on June 29, 2004, the total amount of the notes issued in April 2003 was reduced to $10 million for the dollar-denominated tranche and to €31 million for the euro-denominated tranche while the amount of the notes issued in July 2003 was reduced to $97 million for the dollar-denominated tranche and to €285 million for the euro-denominated tranche.

Furthermore, following the tender offer, the covenants attached to the notes were defeased, only the customary provisions in the event of default were maintained.

Finally, the conditions for early repayment of the Senior Notes mentioned above, and described in the Financial Report filed as a Form 20-F with the SEC, file number 001-16301, on July 1, 2004, Item 5, “Description of Vivendi Universal’s indebtedness” pp 83-90, are still applicable.

     (e) €527 million bonds exchangeable into shares of Vinci

In February 2001, Vivendi Universal issued 6,818,695 bonds exchangeable, at any time after April 10, 2001, for Vinci shares, for an amount of €527.4 million. The bonds bore interest at 1%, with 3.75% yield to maturity, and matured on March 1, 2006. The issue price was €77.35, 30% above the previous day’s closing rates for Vinci shares. This transaction allowed Vivendi Universal to complete its disengagement from Vinci, by exchanging its residual interest of 8.2% as at December 31, 2001. These bonds were subject to early redemption by the holders on March 1, 2004 (redemption price €83.97 per bond). Revenue from the issuance of the bonds has been lent to Veolia Environnement in the amount of its capital interest in Vinci (1,552,305 shares of the 6,818,695 held by the Group) via a mirror loan of €120 million. The residual interest held by Vivendi Universal S.A. was placed on the market in 2002. To cover its obligations under the bond, Vivendi Universal concomitantly purchased, for €53 million, 5.3 million Vinci share options at a price of €88.81, corresponding to the bond par value as at March 1, 2006, in the absence of early redemption. On August 11, 2003, at the General Meeting for holders of these bonds, the majority of the bond holders who participated voted in favor of the proposal made to them by Vivendi Universal to increase the redemption price of the bonds from €88.81 to €93.25 at the maturity date of March 1, 2006. In return for the increase, the bond holders fully relinquished their right to exercise their early redemption option for March 2004. The new redemption price provides the holders with a gross return of 5.66% per annum from October 1, 2003 until maturity. Following the sale in September 2003 of the options bought in June 2002, Vivendi Universal purchased, for €16.5 million, 6.8 million Vinci share new options at a price of €93.25, corresponding to the bond par value as at March 1, 2006. In addition, the €130 million mirror loan (including accrued interest) was repaid by Veolia Environnement on September 30, 2003.

     (f) MAD 6 billion non recourse facility

On December 23, 2003, Vivendi Universal received an underwritten commitment from two banks for a 5 billion of dirham (MAD) non recourse facility designed to finance part of the acquisition of a 16% equity interest in Maroc Telecom S.A. On June 30, 2004, the expiration date of the commitment was extended to March 31, 2005 and the amount of the non-recourse facility was increased to MAD 6 billion.

The facility is to be granted to a wholly owned special purpose company which will hold all of Vivendi Universal’s interest in Maroc Telecom S.A and will be non recourse as against Vivendi Universal.

The facility will be split into two tranches, a tranche A in an amount of MAD 1 billion to MAD 2 billion with a maturity of two years and a tranche B in an amount of MAD 4 billion with a maturity of seven years.

The facility shall include mandatory prepayment provisions upon the occurrence of certain events, including Vivendi Universal ceasing to own directly or indirectly 66.66% of the issued share capital of the borrower, disposal by the borrower of all or any part of the Maroc Telecom shares, non-satisfaction of financial covenants or distribution of dividends from Maroc Telecom S.A. to the borrower which are insufficient to cover the next repayment installment and the annual interest payment due under the facility.

Unaudited, French GAAP Basis

The facility shall provide for customary conditions precedent, covenants (including financial ratios) and events of default.

The security package shall include an assignment taking the form of a delegation of all cash dividends paid by Maroc Telecom S.A. as well as an assignment (also taking the form of a delegation) of any of the borrower’s rights in connection with the acquisition contract related to the purchase of the 16% equity interest in Maroc Telecom S.A.

4. UPDATE RELATED TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (« IFRS ») PROJECT – 2005

Preliminary Remarks

Vivendi Universal’s consolidated financial statements will, as of January 1, 2005, be established in accordance with the International Financial Reporting Standards (“IFRS”) in force on December 31, 2005, in compliance with European regulation n° 1606/2002 applicable to listed companies on stock exchanges with the European Union (EU) and IFRS 1 “First Time Adoption of International Financial Reporting Standards”. Following the recommendation of “Autorité des Marchés Financiers”, comparative financial statements will be established in accordance with the same accounting standards for year 2004, or, as Vivendi Universal is also listed on the New York Stock Exchange (NYSE) for years 2003 and 2004, depending on the decision that will be reached in that respect by the US Securities and Exchange Commission (SEC) relative to non-US registrants. A first project of SEC’s recommendation has been emitted last April, which proposed an exemption of comparative financial statements for year 2003 for the Form 20-F purposes.

To publish this comparative information, Vivendi Universal will have to prepare an opening statement of financial position as of January 1, 2003 or January 1, 2004 (the latter date is the most likely, but remains to be confirmed as indicated in the previous paragraph), transition date to IFRS and starting point applying these standards, and date as of which the impacts related to the transition will be recognized, mainly against shareholders’ equity.

     4.1. Project description and current status

Vivendi Universal launched a project for the conversion of its financial statements to IFRS during the fourth quarter of 2003, which enabled the identification and the treatment of the main differences in accounting methods and will enable the preparation of the opening statement of financial position as of January 1, 2004 (most likely case) in accordance with the standards effective in 2005. This analysis will be complete only when the publication of the International Accounting Standard Board (IASB) of the last expected standards or interpretations occurs and when they are approved by the EU. As such, Vivendi Universal will apply the IAS 32 and 39 standards related to financial instruments in its opening statement of financial position as of January 1, 2004, subject to the European Commission’s final position on that matter.

The IFRS conversion project is divided into three main phases:

1)	Diagnosis phase: analysis of accounting principles (French and US GAAP) and of information systems (consolidation, corporate and upstream systems);

2)	Impact study phase: definition of IFRS accounting policies and simulation of the impacts;

3)	Implementation within the group phase: technical training, adaptation of information systems, production of IFRS format opening statement of financial position as of January 1, 2004 and implementation with the objective of a regular preparation in 2005, with 2004 comparatives, of accounting and financial information according to IFRS standards.

At this stage, Vivendi Universal:

-	has almost completed the phases 1 and 2 of the project. The assessment of main impacts identified on the accounts at this stage is still in process;

-	has initiated the phase 3 in June. It must be noted that the most immediate aspect to be treated will be the preparation of an opening statement of financial position as of January 1, 2004.

     4.2. Description of principal accounting differences already identified

Certain IFRS standards and interpretations that will take effect on December 31, 2005 have been published in their final version by the IASB later than initially expected (the IASB initially committed itself to publish the last texts applicable in 2005 on March 31, 2004 at the latest), or even are still not published. Considering the recent publication of several IFRS standards and interpretations, of the fact that they have hardly been put into practice and of the limited number of interpretations, certain transactions within the group are still being analyzed. The

Unaudited, French GAAP Basis

impacts related to the implementation of IFRS standards are still not exhaustive and other impacts, currently being analyzed, could be induced by this new set of standards. The principal accounting differences at this stage can be summarized as follows:

-	Choice of options at the IFRS transition date (standard IFRS 1)

•	No restatement of business combinations that took place prior to the transition date;

•	No valuation of fixed assets at fair value as of the transition date;

•	Pensions and other commitments to employees: recognition of unrecognized actuarial gains and losses on accrued pensions as a reduction of shareholders’ equity;

•	Cumulative Translation Differences (CTDs): option of zeroing them out through a reclassification to shareholders’ equity, with no impact on the total; as a consequence, the VUE divestiture should be a gain according to the IFRS while it was a loss according to French GAAP considering the reclassification from CTDs to earnings.

-	Financial communication

•	The current format of Vivendi Universal’s external financial reporting is for the most part compliant with the IFRS standards.

•	Main changes brought to the Statement of Income:

°	Absence of goodwill amortization whereas under French GAAP goodwill is amortized on a straight-line basis over a period of up to 40 years.

°	Presentation of the change in the fair value of financial instruments (excluding foreign currency hedging) in financing and other expenses, net and segregation of the related impacts in the Notes to the Financial Statements;

°	Separated presentation of Net Earnings (Losses) from Discontinued Operations.

•	Main changes brought to the Statement of Financial Position:

°	Distinction between current and non current by line items (assets and liabilities);

°	Inclusion of minority interests and of the notes mandatorily redeemable for new shares of Vivendi Universal (recorded in other equity according to French GAAP) in shareholders’ equity;

°	Presentation of assets held for sale and related liabilities as a separate line item of the Statement of Financial Position.

•	No significant impact expected on the Statement of Cash Flows.

•	The Notes to the Financial Statements are for the most part compliant with the IFRS standards, except when the accounting information prior to January 1, 2004 is not available, or when the required information is presented in another section of the Annual Report (“Document de Référence”), in which case it will be reclassified in the Notes to the Financial Statements.

-	Revenue: the identified changes in accounting methods mainly relate to Telecom operation units.

•	Accounting for revenue when transferring to a third party the risks and rewards related to the good or the service sold;

•	Net accounting for the revenue collected on behalf of content suppliers;

•	Accounting of subsidies granted to customers on handsets (linked with services or not) is netted from revenue to the extent of margin (before subsidy) generated on the sale of the handset and is accounted for in selling, general and administrative expenses for the remaining part.

-	Intangible assets: the identified changes in accounting methods mainly relate to Media operation units.

•	Sport rights (Canal+ Group): accounted for as a current asset at the completion of the contract, depending on the payments (under French GAAP, accounted for as an intangible asset at the inception date of the contract); as an expense at the broadcasting.

Unaudited, French GAAP Basis

-	Financial instruments

•	Foreign exchange: the accounting choices have no impact on management practices, based on the principle of foreign currency hedging.

°	Firm commitments: hedge accounting will be applied, and both hedged item and hedging instrument will be recorded at fair value with changes in fair value passed to Earnings (Losses) from Operations. Documentation and effectiveness tests are to be performed; few transactions are concerned, but the individual amount is significant (like certain sport rights at Canal+ Group)

•	Financial assets, liabilities and derivatives: no hedge accounting inducing high volatility on net result due to their accounting at fair value for each closing, whether impacted through financing and other expenses, net or through shareholders’ equity; under IFRS, the underlying losses and gains are accounted (while only underlying losses were accounted under French GAAP).

5. FORWARD LOOKING STATEMENTS

This report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or Exchange Act. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to divestitures, acquisitions, working capital and capital requirements, available liquidity, maturity of debt obligations, business trends and other information that is not historical information. Forward-looking statements can be identified by context. For example, when we use words such as “estimate(s),” “aim(s),” “expect(s),” “feel(s),” “will,” “may,” “believe(s),” “anticipate(s)” and similar expressions in this document, we are intending to identify those statements as forward-looking. All forward-looking statements, including, without limitation, the launching or prospective development of new business initiatives and products, anticipated music or motion picture releases, Internet or theme park projects, and anticipated cost savings from asset disposals and synergies are based upon our current expectations and various assumptions. Our expectations, beliefs, assumptions and projections are expressed in good faith, and we believe there is a reasonable basis for them. There can be no assurance, however, that managements’ expectations, beliefs and projections will be achieved.

There are a number of risks and uncertainties that could cause our actual results to differ materially from our forward-looking statements. These include, among others: the receipt of required governmental and other third-party approvals of the transaction; changes in the stock market and interest rate environment that affect revenues; general economic and business conditions, particularly a general economic downturn; industry trends; the availability and terms of financing; the terms and conditions of asset divestitures and the timing thereof; changes in ownership structure; competition; changes in business strategy or development plans; challenges to, or losses or infringements of intellectual property rights; customer preference; technological advancements; political conditions; foreign currency exchange rate fluctuations; legal and regulatory requirements and the outcome of legal proceedings and pending investigations; environmental liabilities; natural disasters; and war or acts of terrorism.

The foregoing list is not exhaustive: other factors may cause actual results to differ materially from the forward-looking statements. We urge you to review and consider carefully the various disclosures we make concerning the factors that may affect our business. All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this document and are expressly qualified in their entirety by the cautionary statements.

Unaudited, French GAAP Basis

B- APPENDIX TO THE FIRST HALF OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Reconciliations of actual revenues and operating income to pro forma revenues and operating income and to revenues and operating income on a comparable basis

It is required under French GAAP (paragraph 423 of the French rule 99-02) to promote comparability, even though it should be noted that this information on a pro forma and on a comparable basis is not compliant with Article 11 of Regulation S-X under the U.S. Securities Exchange Act of 1934. Revenues and operating income on a pro forma and on a comparable basis provide useful information to investors because they include comparable operations in each period presented and thus represent meaningful comparative information for assessing earnings trends.

Unaudited, French GAAP Basis

1. RECONCILIATION OF ACTUAL REVENUES AND OPERATING INCOME TO PRO FORMA REVENUES AND OPERATING INCOME AND TO REVENUES AND OPERATING INCOME ON A COMPARABLE BASIS FOR THE SECOND QUARTER AND THE FIRST HALF OF 2004:

	Quarter ended June 30, 2004
	As			Canal+		Comparable
(In millions of euros)	published	VUE	Pro forma	assets (a)	VTI assets (b)	basis
Revenues
Canal+ Group	€916	€—	€916	€(8)	€—	€908
Universal Music Group	1,091	—	1,091	—	—	1,091
Vivendi Universal Games	71	—	71	—	—	71

Media	€2,078	€—	€2,078	€(8)	€—	€2,070
SFR Cegetel Group	2,055	—	2,055	—	—	2,055
Maroc Telecom	394	—	394	—	—	394

Telecom	€2,449	€—	€2,449	€—	€—	€2,449
Other	57	—	57	—	(48)	9

Total Vivendi Universal (Excluding VUE)	€4,584	€—	€4,584	€(8)	€(48)	€4,528

Vivendi Universal Entertainment	834	(834)	—	—	—	—

Total Vivendi Universal	€5,418	€(834)	€4,584	€(8)	€(48)	€4,528

Operating Income (Loss)
Canal+ Group	€133	€—	€133	€(1)	€—	€132
Universal Music Group	31	—	31	—	—	31
Vivendi Universal Games	(111)	—	(111)	—	—	(111)

Media	€53	€—	€53	€(1)	€—	€52
SFR Cegetel Group	634		634		—	634
Maroc Telecom	157		157		—	157

Telecom	€791	€—	€791	€—	€—	€791
Holding & Corporate	(66)	—	(66)	—	—	(66)
Other	19	—	19	—	(6)	13

Total Vivendi Universal (Excluding VUE)	€797	€—	€797	€(1)	€(6)	€790

Vivendi Universal Entertainment	91	(91)	—	—	—	—

Total Vivendi Universal	€888	€(91)	€797	€(1)	€(6)	€790

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Half year ended June 30, 2004
	As			Canal+		Comparable
(In millions of euros)	published	VUE	Pro forma	assets (a)	VTI assets (b)	basis
Revenues
Canal+ Group	€1,839	€—	€1,839	€(24)	€—	€1,815
Universal Music Group	2,069	—	2,069	—	—	2,069
Vivendi Universal Games	148	—	148	—	—	148

Media	€4,056	€—	€4,056	€(24)	€—	€4,032
SFR Cegetel Group	4,113	—	4,113	—	—	4,113
Maroc Telecom	770	—	770	—	—	770

Telecom	€4,883	€—	€4,883	€—	€—	€4,883
Other	125	—	125	—	(118)	7

Total Vivendi Universal (Excluding VUE)	€9,064	€—	€9,064	€(24)	€(118)	€8,922

Vivendi Universal Entertainment	2,327	(2,327)	—	—	—	—

Total Vivendi Universal	€11,391	€(2,327)	€9,064	€(24)	€(118)	€8,922

Operating Income (Loss)
Canal+ Group	€207	€—	€207	€—	€—	€207
Universal Music Group	15	—	15	—	—	15
Vivendi Universal Games	(156)	—	(156)	—	—	(156)

Media	€66	€—	€66	€—	€—	€66
SFR Cegetel Group	1,186	—	1,186	—	—	1,186
Maroc Telecom	318	—	318	—	—	318

Telecom	€1,504	€—	€1,504	€—	€—	€1,504
Holding & Corporate	(112)	—	(112)	—	—	(112)
Other	23	—	23	—	(16)	7

Total Vivendi Universal (Excluding VUE)	€1,481	€—	€1,481	€—	€(16)	€1,465

Vivendi Universal Entertainment	337	(337)	—	—	—	—

Total Vivendi Universal	€1,818	€(337)	€1,481	€—	€(16)	€1,465

(a)	Mainly comprised of “flux-divertissement” business of StudioExpand.

(b)	Comprised of Monaco Telecom and Kencell.

Unaudited, French GAAP Basis

2. RECONCILIATION OF ACTUAL REVENUES AND OPERATING INCOME TO PRO FORMA REVENUES AND OPERATING INCOME AND TO REVENUES AND OPERATING INCOME ON A COMPARABLE BASIS FOR THE SECOND QUARTER OF 2003:

	As			VUP assets
Quarter ended June 30, 2003	published	Telepiù	VUE	sold in 2003	Pro forma
	(In millions of euros)
Revenues
Canal+ Group	€1,049	€(75)	€—	€—	€974
Universal Music Group	1,068	—	—	—	1,068
Vivendi Universal Games	134	—	—	—	134

Media	€2,251	€(75)	€—	€—	€2,176
SFR Cegetel Group	1,831	—	—	—	1,831
Maroc Telecom	357	—	—	—	357

Telecom	€2,188	€—	€—	€—	€2,188
Other	129	—	—	—	129

Total Vivendi Universal (Excluding VUE and VUP assets sold in 2003)	€4,568	€(75)	€—	€—	€4,493

Vivendi Universal Entertainment	1,516	—	(1,516)	—	—
VUP assets sold in 2003	48	—	—	(48)	—

Total Vivendi Universal	€6,132	€(75)	€(1,516)	€(48)	€4,493

Operating Income (Loss)
Canal+ Group	€87	€—	€—	€—	€87
Universal Music Group	(14)	—	—	—	(14)
Vivendi Universal Games	(28)	—	—	—	(28)

Media	€45	€—	€—	€—	€45
SFR Cegetel Group	519	—	—	—	519
Maroc Telecom	145	—	—	—	145

Telecom	€664	€—	€—	€—	€664
Holding & Corporate	(83)	—	—	—	(83)
Other	(81)	—	—	—	(81)

Total Vivendi Universal (Excluding VUE and VUP assets sold in 2003)	€545	€—	€—	€—	€545

[Additional columns below]

[Continued from above table, first column(s) repeated]

					Telecom
	Canal+	Atica &			Développem-	Comparable
Quarter ended June 30, 2003	assets (a)	Scipione	Internet	VTI assets (b)	ent	basis
	(In millions of euros)
Revenues
Canal+ Group	€(99)	€—	€—	€—	€—	€875
Universal Music Group	—	—	—	—	—	1,068
Vivendi Universal Games	—	—	—	—	—	134

Media	€(99)	€—	€—	€—	€—	€2,077
SFR Cegetel Group	—	—	—	—	27	1,858
Maroc Telecom	—	—	—	—	—	357

Telecom	€—	€—	€—	€—	€27	€2,215
Other	—	(7)	(30)	(79)	—	13

Total Vivendi Universal (Excluding VUE and VUP assets sold in 2003)	€(99)	€(7)	€(30)	€(79)	€27	€4,305

Vivendi Universal Entertainment	—	—	—	—	—	—
VUP assets sold in 2003	—	—	—	—	—	—

Total Vivendi Universal	€(99)	€(7)	€(30)	€(79)	€27	€4,305

Operating Income (Loss)
Canal+ Group	€1	€—	€—	€—	€—	€88
Universal Music Group	—	—	—	—	—	(14)
Vivendi Universal Games	—	—	—	—	—	(28)

Media	€1	€—	€—	€—	€—	€46
SFR Cegetel Group	—	—	—	—	13	532
Maroc Telecom	—	—	—	—	—	145

Telecom	€—	€—	€—	€—	€13	€677
Holding & Corporate	—	—	—	—	—	(83)
Other	—	5	57	(6)	—	(25)

Total Vivendi Universal (Excluding VUE and VUP assets sold in 2003)	€1	€5	€57	€(6)	€13	€615

(a)	Mainly comprised of Canal+ Nordic, Canal+ Belgium and Flemish, and “flux-divertissement” business of StudioExpand.

(b)	Comprised of Vivendi Telecom Hungary, Monaco Telecom and Kencell.

Unaudited, French GAAP Basis

3. RECONCILIATION OF ACTUAL REVENUES AND OPERATING INCOME TO PRO FORMA REVENUES AND OPERATING INCOME AND TO REVENUES AND OPERATING INCOME ON A COMPARABLE BASIS FOR THE FIRST HALF OF 2003:

	As			VUP assets
Half year ended June 30, 2003	published	Telepiù	VUE	sold in 2003	Pro forma
	(In millions of euros)
Revenues
Canal+ Group	€2,215	€(311)	€—	€—	€1,904
Universal Music Group	2,168	—	—	—	2,168
Vivendi Universal Games	240	—	—	—	240

Media	€4,623	€(311)	€—	€—	€4,312
SFR Cegetel Group	3,612	—	—	—	3,612
Maroc Telecom	714	—	—	—	714

Telecom	€4,326	€—	€—	€—	€4,326
Other	325	—	—	—	325

Total Vivendi Universal (Excluding VUE and VUP assets sold in 2003)	€9,274	€(311)	€—	€—	€8,963

Vivendi Universal Entertainment	2,962	—	(2,962)	—	—
VUP assets sold in 2003	128	—	—	(128)	—

Total Vivendi Universal	€12,364	€(311)	€(2,962)	€(128)	€8,963

Operating Income (Loss)
Canal+ Group	€245	€(113)	€—	€—	€132
Universal Music Group	(42)	—	—	—	(42)
Vivendi Universal Games	(52)	—	—	—	(52)

Media	€151	€(113)	€—	€—	€38
SFR Cegetel Group	984	—	—	—	984
Maroc Telecom	283	—	—	—	283

Telecom	€1,267	€—	€—	€—	€1,267
Holding & Corporate	(154)	—	—	—	(154)
Other	(88)	—	—	—	(88)

Total Vivendi Universal (Excluding VUE and VUP assets sold in 2003)	€1,176	€(113)	€—	€—	€1,063

[Additional columns below]

[Continued from above table, first column(s) repeated]

					Telecom
	Canal+	Atica &			Développem-	Comparable
Half year ended June 30, 2003	assets (a)	Scipione	Internet	VTI assets (b)	ent	basis
	(In millions of euros)
Revenues
Canal+ Group	€(181)	€—	€—	€—	€—	€1,723
Universal Music Group	—	—	—	—	—	2,168
Vivendi Universal Games	—	—	—	—	—	240

Media	€(181)	€—	€—	€—	€—	€4,131
SFR Cegetel Group	—	—	—	—	53	3,665
Maroc Telecom	—	—	—	—	—	714

Telecom	€—	€—	€—	€—	€53	€4,379
Other	—	(39)	(60)	(193)	—	33

Total Vivendi Universal (Excluding VUE and VUP assets sold in 2003)	€(181)	€(39)	€(60)	€(193)	€53	€8,543

Vivendi Universal Entertainment	—	—	—	—	—	—
VUP assets sold in 2003	—	—	—	—	—	—

Total Vivendi Universal	€(181)	€(39)	€(60)	€(193)	€53	€8,543

Operating Income (Loss)
Canal+ Group	€1	€—	€—	€—	€—	€133
Universal Music Group	—	—	—	—	—	(42)
Vivendi Universal Games	—	—	—	—	—	(52)

Media	€1	€—	€—	€—	€—	€39
SFR Cegetel Group	—	—	—	—	19	1,003
Maroc Telecom	—	—	—	—	—	283

Telecom	€—	€—	€—	€—	€19	€1,286
Holding & Corporate	—	—	—	—	—	(154)
Other	—	(7)	74	(19)	—	(40)

Total Vivendi Universal (Excluding VUE and VUP assets sold in 2003)	€1	€(7)	€74	€(19)	€19	€1,131

(a)	Mainly comprised of Canal+ Nordic, Canal+ Belgium and Flemish, and “flux-divertissement” business of StudioExpand.

(b)	Comprised of Vivendi Telecom Hungary, Monaco Telecom and Kencell.

Unaudited, French GAAP Basis

C- CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2004 (FRENCH GAAP, UNAUDITED)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(French GAAP, unaudited)

		June 30	December 31,
(In millions of euros)	Note	2004	2003
ASSETS
Goodwill, net	3	€17,082	€17,789
Other intangible assets, net	12	6,515	11,778
Property, plant and equipment, net		5,099	6,365
Investments accounted for using the equity method	12	927	1,083
Investment in NBC Universal	2	519	-
Other investments accounted for using the equity method		408	1,083
Other investments		2,129	3,549

Total long-term assets		31,752	40,564

Inventories and work-in-progress		459	744
Accounts receivable		6,088	8,809
Deferred tax assets	10	991	1,546
Short-term loans receivable and marketable securities		313	399
Cash and cash equivalents	7	1,198	2,858

Total current assets		9,049	14,356

TOTAL ASSETS	12	€40,801	€54,920

SHAREHOLDERS’ EQUITY AND LIABILITIES
Share capital		€5,893	€5,893
Additional paid-in capital		6,071	6,030
Retained earnings and others		(81)	—

Total shareholders’ equity	4	11,883	11,923
Minority interests	5	2,975	4,929
Other equity	6	1,000	1,000
Deferred income		189	560
Provisions		2,226	2,294
Long-term debt	7	4,016	9,621
Other non-current liabilities and accrued expenses		1,558	2,407

		23,847	32,734

Accounts payable		9,692	12,261
Deferred taxes liabilities	10	3,704	5,123
Bank overdrafts and other short-term borrowings	7	3,558	4,802

Total current liabilities		16,954	22,186

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		€40,801	€54,920

     The accompanying notes are integral part of these unaudited consolidated financial statements.

Unaudited, French GAAP Basis

CONSOLIDATED STATEMENT OF INCOME

(French GAAP, unaudited)

				Half year ended June 30,		Year ended December 31,
(In millions of euros, except per share amounts)			Note	2004	2003	2003
Revenues	(a	)	12	€11,391	€12,364	€25,482
Cost of revenues				(6,438)	(7,203)	(15,268)
Selling, general and administrative expenses				(3,057)	(3,443)	(6,812)
Other operating expenses, net				(78)	(41)	(93)

Operating income			12	1,818	1,677	3,309
Financing expense				(307)	(377)	(698)
Other financial expenses, net of provisions	(b	)	8	(426)	(289)	(509)

Financing and other expenses, net				(733)	(666)	(1,207)

Income before gain (loss) on businesses sold, net of provisions, and other, income taxes, equity interest, goodwill amortization and minority interests				1,085	1,011	2,102
Gain (loss) on businesses sold, net of provisions, and other	(c	)	9	(1,596)	337	602
Income tax expense			10	(671)	(633)	408

Income (loss) before equity interest, goodwill amortization and minority interests				(1,182)	715	3,112
Equity in (losses) earnings of unconsolidated companies	(d	)		156	(67)	72
Equity loss in Veolia Environnement impairment	(e	)		—	(190)	(203)
Goodwill amortization			3	(283)	(466)	(1,120)
Impairment losses			3	(11)	(122)	(1,792)

Income (loss) before minority interests				(1,320)	(130)	69
Minority interests			5	(538)	(502)	(1,212)

Net loss				€(1,858)	€(632)	€(1,143)

Loss per basic share				€(1.73)	€(0.59)	€(1.07)

Weighted average common shares outstanding (in millions)	(f	)		1,071.7	1,070.4	1,071.7

The accompanying notes are integral part of these unaudited consolidated financial statements.

(a)	Includes €51.4 million related to Vivendi Universal S.A., the holding company, which also presents a statutory net income of €1,448.1 million as of June 30, 2004.

(b)	In 2004, includes the cost related to the redemption of Senior Notes (-€303 million).

(c)	In 2004, includes mainly the after tax loss on the divestiture of 80% of Vivendi Universal’s interests in Vivendi Universal Entertainment for -€1,739 million net of a -€2,105 million foreign exchange loss (please refer to note 2 “NBC-Universal transaction”) as well as gain on the divestiture of other entities, net of provisions (+€154 million).

(d)	In 2004, includes the equity in NBC Universal’s earnings since May 12, 2004, i.e. €38 million. In 2003, includes the equity in earnings of the Consumer Press Division, which was sold in February 2003.

(e)	Corresponds to Vivendi Universal’s 20.4% interest in Veolia Environnement’s impairment of goodwill and other intangible assets (i.e. €440 million and €453 million as of June 30, 2003 and as of December 31, 2003 respectively), after a notional impairment of goodwill initially recorded as a reduction of shareholders’ equity of €250 million, as prescribed by French GAAP.

(f)	Excluding treasury shares recorded as a reduction of shareholders’ equity (that is 3,166 shares as at June 30, 2004). The weighted average common shares outstanding do not include the potential dilution effect of outstanding convertible bonds and stock options. Please refer to note 4 “Shareholders’ equity”.

Unaudited, French GAAP Basis

CONSOLIDATED STATEMENT OF CASH FLOWS
(French GAAP, unaudited)

				Half year ended June 30,		Year ended
						December 31,
(In millions of euros)			Note	2004 (a)	2003 (a)	2003 (a)
Cash flow - operating activities:
Net loss				€(1,858)	€(632)	€(1,143)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization			11	1,179	1,594	4,759
Equity loss in Veolia Environnement impairment				—	190	203
Financial provisions and provisions related to businesses sold	(b	)		48	(374)	(1,007)
Gain on sale of property, plant and equipment and financial assets, net				1,611	(62)	47
Exceptional dividend received from NBC Universal	(c	)		224	—	—
Undistributed earnings from affiliates, net	(d	)		(103)	114	(13)
Deferred taxes			10	(44)	111	(842)
Minority interests			5	538	502	1,212
Changes in assets and liabilities, net of effect of acquisitions and divestitures				698	(504)	670

Net cash provided by operating activities				2,293	939	3,886
Cash flow - investing activities:
Capital expenditures			12	(635)	(543)	(1,552)
Proceeds from sales of property, plant, equipment and intangible assets				116	277	477
Purchases of investments	(e	)		(374)	(4,310)	(4,422)
Sales of investments	(e	)		2,988	1,450	1,408
Net decrease (increase) in financial receivables				(21)	9	140
Sales (purchases) of marketable securities				—	58	49

Net cash provided by (used for) investing activities				2,074	(3,059)	(3,900)
Cash flow - financing activities:
Net increase (decrease) in short-term borrowings				(1,434)	(1,321)	(7,259)
Proceeds from issuance of borrowings and other long-term debt				118	2,673	5,657
Principal payment on borrowings and other long-term liabilities				(3,291)	(2,693)	(1,947)
Net proceeds from issuance of common shares				—	51	71
Sales (purchases) of treasury shares				—	(101)	(98)
Cash dividends paid			5	(1,479)	(737)	(737)
Cash payment to InterActiveCorp				—	(31)	—

Net cash provided by (used for) financing activities				(6,086)	(2,159)	(4,313)
Foreign currency translation adjustment				59	135	(110)

Change in cash and cash equivalents				€(1,660)	€(4,144)	€(4,437)

Cash and cash equivalents:

Beginning				€2,858	€7,295	€7,295

Ending				€1,198	€3,151	€2,858

The accompanying notes are integral part of these unaudited consolidated financial statements.

(a)	Includes 100% of SFR, Maroc Telecom and Vivendi Universal Entertainment (until May 11, 2004) which are controlled by Vivendi Universal with a 56%, 51% and 92% voting interest respectively and a 56%, 35% and 86% ownership interest respectively. The cash flow contribution from SFR and Maroc Telecom for the half year ended June 30, 2004 is disclosed in note 11.2.

(b)	For the half year ended June 30, 2004, comprises financial provisions reported in “other financial expenses, net of provisions” (-€60 million) and provisions reported in “gain (loss) on businesses sold, net of provisions, and other” (€12 million).

(c)	In compliance with the terms of the combination agreement signed between Vivendi Universal, General Electric and NBC, Vivendi Universal reimbursed all the cash generated by VUE between October 1, 2003 and May 11, 2004 (i.e. €629 million). In June, Vivendi Universal received a dividend of €224 million from NBC Universal corresponding to 20%[17] of the cash generated by NBC and VUE between October 1, 2003 and May 11, 2004. This dividend has been recognized in operating cash flows while the consolidated cash flow statement includes 100% of VUE until its deconsolidation on May 11, 2004. This intercompany dividend has no impact on Vivendi Universal net income.

(d)	Includes the reversal of equity in earnings of sold subsidiaries.

(e)	Includes net cash from acquired and divested companies.

[17]	Before Universal Studios Holding Corp’s minority interests.

Unaudited, French GAAP Basis

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(French GAAP, unaudited)

	Common shares
				Additional
				Paid-in
(In millions of euros)	Note	Number	Amount	Capital
		(Thousands)
Balance at December 31, 2002		1,068,559	€5,877	€27,687
Net loss for the year 2003		—	—	—
Foreign currency translation adjustment		—	—	—
Appropriation of 2002 net income		—	—	(21,789)
Conversion of ex-Seagram exchangeables		2,052	11	152
Conversion of bonds, warrants, stock options and issuances under the employee stock purchase plan		3,361	19	18
Common shares cancelled (treasury shares)		(2,453)	(14)	(38)
Treasury shares and stripped shares allocation		—	—	—
Release of revaluation surplus and other		—	—	—

Balance at December 31, 2003		1,071,519	€5,893	€6,030

Net loss for the period		—	—	—
Reversal of foreign currency translation adjustment	2
related to 80% of the interests in VUE		—	—	—
Foreign currency translation adjustment		—	—	—
Impact of the implementation of CRC Rule 04-03	1	—	—	—
Conversion of ex-Seagram exchangeables		704	4	52
Conversion of bonds, warrants, stock options and issuances under the employee stock purchase plan		3	—	—
Common shares cancelled (treasury shares)		(714)	(4)	(11)
Treasury shares and stripped shares allocation		—	—	—
Release of revaluation surplus and other		—	—	—

Balance at June 30, 2004		1,071,512	€5,893	€6,071

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Retained Earnings and Others
		Cumulative
		Foreign
		Currency
	Retained	Translation	Treasury			Shareholders’
(In millions of euros)	Earnings	Adjustment	Shares (a)	Total		Equity

Balance at December 31, 2002	€(16,921)	€(2,618)	€(5)	€(19,544)		€14,020
Net loss for the year 2003	(1,143)	—	—	(1,143)		(1,143)
Foreign currency translation adjustment	—	(1,132)	—	(1,132)		(1,132)
Appropriation of 2002 net income	21,789	—	—	21,789		—
Conversion of ex-Seagram exchangeables	(163)	—	—	(163)		—
Conversion of bonds, warrants, stock options and issuances under the employee stock purchase plan	—	—	—	—		37
Common shares cancelled (treasury shares)	—	—	—	—		(52)
Treasury shares and stripped shares allocation	52	—	5	57		57
Release of revaluation surplus and other	136	—	—	136		136

Balance at December 31, 2003	€3,750	€(3,750)	€—	€—		€11,923

Net loss for the period	(1,858)	—	—	(1,858	) (b)	(1,858)
Reversal of foreign currency translation adjustment related to 80% of the interests in VUE	—	2,105	—	2,105	(b)	2,105
Foreign currency translation adjustment	—	(126)	—	(126)		(126)
Impact of the implementation of CRC Rule 04-03	(95)	—	—	(95)		(95)
Conversion of ex-Seagram exchangeables	(56)	—	—	(56)		—
Conversion of bonds, warrants, stock options and issuances under the employee stock purchase plan	—	—	—	—		—
Common shares cancelled (treasury shares)	—	—	—	—		(15)
Treasury shares and stripped shares allocation	15	—	—	15		15
Release of revaluation surplus and other	(66)	—	—	(66)		(66)

Balance at June 30, 2004	€1,690	€(1,771)	€—	€(81)		€11,883

The accompanying notes are integral part of these unaudited consolidated financial statements.

(a)	Excluding stripped shares.

(b)	In accordance with accounting principles, upon the divestiture of 80% of its interests in VUE, Vivendi Universal reclassified to net income, in proportion to the divested economic interests, the foreign cumulative translation adjustment related to VUE recorded as a reduction of shareholders’ equity. This reclassification resulted in a loss of €2,105 million, but had no impact on shareholders’ equity.

Unaudited, French GAAP Basis

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

The first half consolidated financial statements of Vivendi Universal have been prepared in accordance with the generally accepted accounting principles in France (French GAAP according to Rule 99.02 of the “Comité de la Règlementation Comptable” (French Accounting Standards Board)) and according to the Recommendation of the “Conseil National de la Comptabilité” with respect to interim financial statements.

The accounting policies applied for the consolidated financial statements as at June 30, 2004 are the same as those used for the consolidated financial statements as at December 31, 2003, except for the change of method described below. Taxes for the first half of 2004 have been calculated on the basis of the estimated, effective, annual tax rate applied to the pre-tax, first half results adjusted for any items subjected to a lower tax rate. However, where a lower tax rate is applicable, the current rate has been used for the calculation. Employee bonuses and pension plan commitments have been included in the first half accounts at 50% of the estimated actual cost for 2004.

New accounting standard applied by the Company from January 1, 2004: CRC Rule 04-03 issued on May 4, 2004
The Financial Security Law (“Loi sur la Sécurité Financière”) enacted on August 1, 2003, includes an accounting stipulation that cancels the requirement to own any ownership share in an entity to consolidate it whenever the entity is deemed to be controlled in substance. This stipulation, which took effect on January 1, 2004, resulted in the modification to CRC Rule 99-02 by issuance of CRC Rule 04-03 dated May 4, 2004. This new regulation led Vivendi Universal to fully consolidate as of January 1, 2004, Special Purpose Vehicles used for the defeasance of certain real estate assets. This consolidation as of January 1, 2004 resulted in (i) on the assets side, the recognition of real estate assets, i.e. an increase of €245 million in “Property, plant and equipment”, (ii) on the liabilities side, an increase of €333 million in “Long-term debt” (please refer to note 7 “Financial net debt”). The impact on shareholders’ equity amounted to -€95 million and corresponded to the involved entities’ earnings dating back to January 1, 2004. The impact on the net income for the period was -€5 million. This consolidation had no effect on the subtotals in the interim Consolidated Statement of Cash Flows.
In addition, the first application of this rule to Ymer led to the consolidation of this entity, considered as a Special Purpose Entity. As indicated in the note 27 (f) to the 2003 Form 20-F that was filed with the SEC on July 1, 2004, Ymer holds 2% equity interest in Elektrim Telekomunikacja (Vivendi Universal and Elektrim S.A. each holding 49%). Since Vivendi Universal has purchased non-voting shares in LBI fund, an investment company operating as a mutual fund, which enabled Ymer to finance its acquisition of Elektrim Telekomunikacja interests, Vivendi Universal carries the economic exposure related to the assets held by Ymer. Per contra, the transfer by Elektrim S.A. of 2% of its interests in Elektrim Telekomunikacja to Ymer precludes Elektrim S.A. to yield control over Elektrim Telekomunikacja. On the other hand, Vivendi Universal has no mean to exercise Ymer’s voting rights in Elektrim Telekomunikacja. For these reasons, Vivendi Universal accounts for its interests in Elektrim Telekomunikacja using the equity method. This new accounting standard resulted in the reclassification of the investment in the LBI fund into “Investments accounted for using the equity method” without impacting the shareholders’ equity or the consolidated net income. Finally, Vivendi Universal, Elektrim S.A. and Ymer consider selling the entire participation held by Elektrim Telekomunikacja in PTC.

Change in estimate UMG
As of January, 2004, the amortization of UMG’s recorded music catalog and music publishing copyrights was reduced from 20 to 15 years. This change in estimate resulted from the Company’s annual impairment review of intangible assets at the end of 2003, where it was determined that the estimated useful lives were shorter than originally anticipated primarily as a result of the weakness in the global music market. As a result, amortization expense was higher by €31 million in the first half of 2004. Had the Company amortized its recorded music catalog and music publishing copyrights over the shorter useful lives in the first half of 2003, amortization expense would have been higher by €28 million.

The accompanying consolidated financial statements are unaudited but, in the opinion of management, contain all the adjustments (consisting of those of a normal recurring nature) considered necessary to present fairly the financial position and the results of operation and cash flows for the period presented in accordance with accounting principles generally accepted in France applicable to interim periods. The first half consolidated financial statements should be read in conjunction with (i) the audited consolidated financial statements of Vivendi Universal for the year ended December 31, 2003, as published in the 2003 “Document de Référence” (annual report) that was registered under number D.04-0491 with the “Autorité des marchés financiers” (AMF) on April 14, 2004 and (ii) the Form 20-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission (SEC) on July 1, 2004.

Unaudited, French GAAP Basis

NOTE 2. NBC-UNIVERSAL TRANSACTION

On October 8, 2003, Vivendi Universal and General Electric (GE) announced the signing of a definitive agreement for the combination of the respective businesses of National Broadcasting Company, Inc. (NBC) and Vivendi Universal Entertainment LLLP (VUE) to form NBC Universal. This transaction, subject to customary approvals from various regulatory agencies, was completed on May 11, 2004. It resulted in the divestiture of 80% of Vivendi Universal’s interest in VUE and a concurrent acquisition of a 20% interest in NBC resulting in Vivendi Universal retaining a 20% voting interest and an 18.47% ownership interest in NBC Universal (NBCU), as presented in the following organizational chart:

(*) Before the closing of the NBC-Universal transaction, Vivendi Universal exercised its call option on Barry Diller’s 1.5% stake in VUE for $275 million.

From May 12, 2004, Vivendi Universal ceased to consolidate VUE and accounts for its stake in NBCU using the equity method. VUE’s assets divested through the transaction include Universal Pictures Group, Universal Television Group, Universal Studios Networks and interests in five theme parks.

As part of the NBC-Universal transaction, GE paid to Universal Studios Holding Corp. approximately $3.65 billion of cash consideration. Vivendi Universal (i) was responsible for the cost of the defeasance of covenants of the VUE Class A preferred interests, (ii) is responsible for the net costs of the dividends on the VUE Class B preferred interests, and (iii) will receive from NBC Universal (NBCU), when VUE Class B preferred interests will be reimbursed, the potential after tax economic benefit related to the divestiture of the 56.6 million shares of InterActiveCorp stock transferred to NBCU (above $40.82 per share). Vivendi Universal also has certain contingent obligations in connection with the NBC-Universal transaction relating to taxes, retained businesses and liabilities, the divestiture of certain businesses and other matters customary for a transaction of this type. These commitments are described in note 13 “Commitments, contingencies and litigation”.

Unaudited, French GAAP Basis

     2.1. Deconsolidation of VUE

      2.1.1. Contribution of VUE to the Consolidated Statement of Income and to the Consolidated Statement of Cash Flows

	Half year ended	Year ended
	June 30, 2004	December 31,
(In millions of euros)	(a)	2003
Consolidated Statement of Income:
Revenues	€2,327	€6,022
Operating income	337	931
Financing and other expenses, net	(80)	(350)
Gain on businesses sold, net of provisions	28	18
Net loss	€62	€(133)

Consolidated Statement of Cash Flows
Net cash provided by operating activities	€400	€738
Net cash provided by (used for) investing activities	(1,647)	127
Net cash provided by (used for) financing activities	1,077	(791)
Foreign currency translation adjustment	47	(19)

Total cash flows	€(123)	€55

(a) Contribution of VUE from January 1, 2004 to May 11, 2004, when this entity was deconsolidated.

Unaudited, French GAAP Basis

      2.1.2. Unaudited condensed pro forma Statements of Financial Position as of December 31, 2003

The following unaudited condensed pro forma statements of financial position has been prepared assuming that the deconsolidation of VUE occurred on December 31, 2003. It is not necessarily indicative of the actual results of operations which would have occurred had the deconsolidation occurred on that date, nor are they necessarily indicative of future financial position. The following unaudited condensed pro forma statements of financial position do not give effect to the acquisition of 20% interest in NBC.

	Year ended December 31, 2003
	(French GAAP, Unaudited)
		Deconsolidation
(In millions of euros)	Reported	of VUE	Pro forma
Assets
Goodwill, net	€17,789	€(6,203)	€11,586
Other intangible assets, net	11,778	(4,770)	7,008
Property, plant and equipment, net	6,365	(1,042)	5,323
Investments accounted for using the equity method	1,083	5,469	6,552
Other investments	3,549	(827)	2,722

Total long-term assets	40,564	(7,373)	33,191

Inventories and work-in-progress	744	(209)	535
Accounts receivable	8,809	(2,384)	6,425
Deferred tax assets	1,546	(56)	1,490
Short-term loans receivable	140	(1)	139
Marketable securities	259	—	259
Cash and cash equivalents	2,858	2,807	5,665

Total current assets	14,356	157	14,513

TOTAL ASSETS	€54,920	€(7,216)	€47,704

Shareholder’s Equity and Liabilities
Total shareholder’s equity	11,923	917	12,840
Minority interests	4,929	(952)	3,977
Other Equity	1,000	—	1,000
Deferred income	560	(97)	463
Provision	2,294	(49)	2,245
Long-term debt	9,621	(213)	9,408
Other non-current liabilities and accrued expenses	2,407	(799)	1,608

Total non-current liabilities	32,734	(1,193)	31,541

Accounts payable	12,261	(1,880)	10,381
Deferred taxes	5,123	(1,661)	3,462
Bank overdrafts and other short-term borrowings	4,802	(2,482)	2,320

Total current liabilities	22,186	(6,023)	16,163

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	€54,920	€(7,216)	€47,704

      2.1.3. Impact on net income (loss) of the divestiture of 80% of Vivendi Universal’s interests in VUE

At May 11, 2004, the fair value of VUE denominated in US dollars, as per the NBC Universal Agreement, exceeded its carrying value also denominated in US dollars. Thus, the divestiture of 80% of Vivendi Universal’s interests in VUE generated a before tax capital gain of $718 million, as presented in the table below. However, due to the evolution of the US dollar/euro exchange rate through the transaction date (1.1876 USD = 1 EUR) since the date of Vivendi Universal’s acquisition of Universal Studios in December 2000 (0.89 USD = 1 EUR) and the date of Vivendi Universal’s acquisition of the entertainment assets of IAC in May 2002 (0.9125 USD = 1 EUR), a cumulative foreign currency loss was recorded as a reduction of shareholders’ equity through the currency translation adjustment account. Upon closing of the transaction, Vivendi Universal reclassified a pro-rata portion of this cumulative translation adjustment related to its investment in VUE to net income.

Unaudited, French GAAP Basis

The foreign currency loss, i.e. €2,105 million, reduced net income but did not impact either shareholders’ equity or the cash position of Vivendi Universal. Net loss from the divestiture of 80% of Vivendi Universal’s interests in VUE is presented in the following table:

			Total		Vivendi Universal’s share (a)
			In millions	In millions of	In millions of	In millions of
			of dollars	euros	dollars	euros
Consideration received			3,650	3,073	3,370	2,838
Fair value of received interest in NBC	(b	)	5,854	4,929	5,406	4,552

			9,504	8,002	8,776	7,390
Carrying value of the divested assets			(6,686)	(5,630)	(6,686)	(5,630)
Cost of the defeasance of covenants of the VUE Class A preferred interests	(c	)	(780)	(657)	(720)	(607)
Net costs of the dividends on the VUE Class B preferred interests	(d	)	(354)	(298)	(327)	(275)
Other costs	(e	)	(352)	(290)	(325)	(268)

Transaction income before taxes			1,332	1,127	718	610
Taxes			(297)	(250)	(290)	(244)

Transaction income after taxes			1,035	877	428	366
Foreign currency translation adjustment reclassified to net income						(2,105)

Transaction loss, net						(1,739)

(a)	After minority interests who indirectly held 7.7% of VUE’s interests. Their equity in the transaction income amounted to €511 million.

(b)	Under the terms of the NBC-Universal transaction, the fair value of NBCU was approximately $42 billion, of which approximately $29 billion for NBC.

(c)	Vivendi Universal issued a promissory note to USI, a subsidiary of NBCU, to reimburse 94.56% of the costs borne by NBCU in connection with the defeasance of covenants of the VUE Class A preferred interests. Please refer to note 7 “Financial net debt”.

(d)	Net present value of dividends of 3.6% per annum which will be paid to InterActiveCorp. This liability is recorded in “other long-term debt”.

(e)	Includes a loss of $42 million[18], related to the exercise by Vivendi Universal of its call option on Barry Diller’s 1.5% stake in VUE for $275 million. These costs also include expenses related to pensions, stock based compensations and other compensations (approximately
-$116 million18) as well as transaction costs (approximately -$109 million18).

     2.2. Accounting for NBC Universal (NBCU) using the equity method

Upon closing of the transaction, Vivendi Universal holds 20% of NBCU’s voting rights through its subsidiary Universal Studio Holding Corp. (USH), which is held at 92.3% by Vivendi Universal and at 7.7% by Matsushita Electronic, Inc. Vivendi Universal’s ownership interest in NBCU is 18.47%. Vivendi Universal holds three out of fifteen seats on the Board of Directors of NBCU.

This interest which results from the combination of Vivendi Universal’s historical stake of 20%19 in VUE and of a 20%19 stake in NBC acquired at fair value, has been accounted for using the equity method since May 12, 2004.

The acquisition costs related to the NBC 20% interests received by USH, corresponded to the fair value of this investment according to the NBC Universal Agreeement, that was €4,929 million ($5,854 million). The value of the acquired assets in NBC was €634 million ($754 million). A preliminary goodwill has been recorded for €4,295 million and is amortized on a straight line basis over 40 years.

18 After minority interests.

19 Before USH’s minority interests.

Unaudited, French GAAP Basis

NOTE 3. GOODWILL

     3.1. Changes in goodwill

					Accumulated	Goodwill,
(In millions of euros)	Note			Goodwill	Amortization	Net
Balance at December 31, 2003				€41,161	€(23,372)	17,789
Deconsolidation of 80% of VUE	2	(a	)	(11,040)	5,783	(5,257)
Acquisition of 20% of NBC	2	(a	)	4,295	—	4,295
Abandonment of Internet operations				(371)	369	(2)
Divestiture of Sportfive				(200)	200	—
Divestiture of Monaco Telecom				(108)	25	(83)
Divestiture of Atica & Scipione				(55)	17	(38)
Divestiture of Kencell				(37)	37	—
Amortization				—	(283)	(283)
Impairment losses		(b	)	—	(11)	(11)
Foreign currency translation adjustment and other				1,179	(507)	672

Balance at June 30, 2004				€34,824	€(17,742)	€17,082

(a)	Goodwill, net related to Vivendi Universal’s residual 20% interest in VUE amounts to €1,315 million as of June 30, 2004. At this date, goodwill on Vivendi Universal’s stake in NBC Universal amounts to €5,484 million.

(b)	These impairment losses have been recorded by Canal+ Group. They were mainly recognized in connection with the mark-to-market of additional interests acquired in some subsidiaries following the exercise of put options by minority shareholders.

     3.2. Impairment test

In 2001, 2002 and 2003, due to the continued deterioration of the economy, as well as the decline in value of media and telecom assets since the merger of Vivendi, Seagram and Canal+, combined with the impact of higher debt costs, the Company recorded impairment losses of €13.5 billion for the year ended December 31, 2001, €18.4 billion for the year ended December 31, 2002 and €1.8 billion for the year ended December 31, 2003.

As consistently done since the end of 2001, and in accordance with the recommendation of the AMF, Vivendi Universal re-assessed, with the assistance of an independent third-party appraiser, the events as at June 30, 2004 that could indicate a potential reduction in the value of the reporting units. In respect of Canal+ Group, UMG, SFR and Maroc Telecom, Vivendi Universal concluded there were no triggering events that would indicate any reduction in the value of these reporting units compared to December 31, 2003.

In respect to Vivendi Universal Games (VUG), due to the change of executive management, which started to implement a new strategy, and due to operating losses over the period, mainly resulting from the accounting for non recurring costs related to the restructuring started during the first half of 2004, Vivendi Universal’s management, with the assistance of an independent third-party appraiser, has identified triggering events of a possible reduction in the value of this reporting unit. Nonetheless, when taking into consideration (i) the operating developments expected during the second half of 2004 and in 2005 (in particular the launch of World of Warcraft), (ii) the expected impact of reorganizing and restructuring measures already implemented and (iii) the importance of the assets depreciations recorded over the period, management considers that VUG’s carrying value is lower than its fair value.

The revision of the reporting units’ business plan taking place in the fourth quarter will enable the management of the Company to re-assess the value of each reporting unit at such time and determine whether any impairment has occurred. Vivendi Universal will then perform its annual impairment review during the fourth quarter of 2004.

NOTE 4. SHAREHOLDERS’ EQUITY

The number of common shares outstanding was 1,071,511,248 as of June 30, 2004 compared with 1,071,518,691 as of December 31, 2003. Each common share, excluding treasury shares, has one voting right. The common shares may be held in registered or bearer form, at the option of the shareholder. The number of voting rights outstanding was 1,071,277,296 as at June 30, 2004 compared with 1,071,438,555 as of December 31, 2003.

Unaudited, French GAAP Basis

     4.1. Goodwill recorded as a reduction of shareholders’ equity

Vivendi Universal previously recorded goodwill as a reduction of shareholders’ equity in accordance with recommendations made by the AMF in 1988 that are no longer in effect. This was done, in particular, in connection with the mergers with Havas and Pathé in 1998 and 1999, the acquisition of US Filter and an additional investment in Canal+ Group in 1999. In accordance with the applicable recommendation of the AMF, Vivendi Universal has accounted, throughout the following fiscal years, for a notional goodwill impairment which had no impact on the consolidated income nor on the shareholders’ equity.

After notional straight-line amortization and the cumulative notional goodwill impairment losses recognized since 2001 (i.e. €1.9 billion), net goodwill recorded as a reduction of shareholders’ equity is nil since December 31, 2003.

     4.2. Bonds exchangeable and convertible into Vivendi Universal shares (OCEANE)

			June 30,	December 31
(In number of shares)			2004	2003
Bonds exchangeable and convertible into Vivendi Universal shares (OCEANE) (January 2005)	(a	)	16,654,225	16,654,225
Notes mandatorily redeemable for new shares of Vivendi Universal (November 2005)	(b	)	78,672,670	78,675,630
Exchangeable bonds issued in connection with the merger of Vivendi and Seagram in respect to Seagram’s former stock subscription plans granted to officers, management and employees			21,700,877	23,389,853
Stock options (subscription plans)			27,145,844	19,193,741

Total potential dilutive effect			144,173,616	137,913,449

(a)	In April 1999, Veolia Environnement[20], a then wholly-owned subsidiary of Vivendi Universal, issued 10,516,606 convertible and exchangeable bonds (OCEANE) to the public for an aggregate amount of €2,850 million that mature in January 2005 (i.e. €271 per bond). Upon the IPO of Veolia Environnement in July 2000, some of the bonds were converted into Veolia Environnement shares. The outstanding bonds are now only convertible or exchangeable into Vivendi Universal shares (which may be treasury or newly-issued shares), at the option of the bondholders, or payable in cash at the maturity date. As at June 30, 2004, 5,331,058 bonds were outstanding and exchangeable with a ratio of 3.124 shares (i.e. the corresponding share strike price amounts to €86.75).

(b)	Should the bondholders have called for redemption of the bonds at June 30, 2004, there would have had 69,550,412 shares. Please refer to note 6 “Other equity”.

NOTE 5. MINORITY INTERESTS

			June 30,	December 31,
(In millions of euros)			2004	2003
Opening balance			€4,929	€5,497
Changes in consolidation scope	(a	)	(1,545)	(622)
Minority interests in earnings of consolidated subsidiaries	(b	)	538	1,212
Minority interests in earnings of the divestiture of 80% of VUE	(c	)	511	—
Dividends paid by consolidated subsidiaries	(d	)	(1,490)	(737)
Foreign currency translation adjustment			32	(443)
Other changes			—	22

Closing balance			€2,975	€4,929

(a)	For the first half of 2004, includes a -€1,492 million variation related to the divestiture of 80% of VUE. In 2003, includes a -€819 million variation related to the acquisition of BT Group’s 26% interest in SFR.

(b)	Mainly concerns minority interests in SFR Cegetel Group and in Maroc Telecom.

(c)	Please refer to note 2 “NBC-Universal transaction”.

(d)	For the first half of 2004, concerns cash dividends distributed by SFR (€1,113 million) and by Maroc Telecom (€303 million) to their minority shareholders.

[20] This company has been accounted for by Vivendi Universal using the equity method since December 31, 2002.

Unaudited, French GAAP Basis

NOTE 6. OTHER EQUITY: NOTES MANDATORILY REDEEMABLE IN NEW SHARES OF VIVENDI UNIVERSAL

In November 2002, Vivendi Universal issued 78,678,206 bonds for a total amount of €1 billion redeemable in Vivendi Universal new shares on November 25, 2005 at a rate of one share for one bond. The bonds bear interest at 8.25% per annum. The total amount of discounted interest was paid to the bondholders on November 28, 2002, for an amount of €233 million21. The bondholders can call for redemption of the bonds in new shares at any time since May 26, 2003, at the minimum redemption rate of 1 - (annual rate of interest x outstanding bond lifetime expressed in years). Only new shares can be used for reimbursement, and the holders would have the same rights as the shareholders if Vivendi Universal goes into receivership. As a consequence, the notes are classified in other equity in accordance with French GAAP. As at June 30, 2004, 78,672,670 bonds were outstanding.

NOTE 7. FINANCIAL NET DEBT

Vivendi Universal considers the non-GAAP measure called financial net debt to be an important indicator measuring the Company’s indebtedness. Financial net debt is calculated as a sum of long-term debt and bank overdrafts and short-term borrowings less cash and cash equivalents, in each case, as reported on Vivendi Universal’s Consolidated Statement of Financial Position. Financial net debt should be considered in addition to, not as a substitute for, Vivendi Universal’s debt and cash position reported on the Consolidated Statement of Financial Position, as well as other measures of indebtedness reported in accordance with generally accepted accounting principles. Vivendi Universal’s management uses financial net debt for reporting and planning purposes, as well as to comply with certain of Vivendi Universal’s debt covenants.

     7.1. Financial net debt as of June 30, 2004

			June 30, 2004
			Bank Overdrafts and Other Short-Term
				Borrowings
				Current
				Portion of
			Long-Term	Long-Term			Other Short-			Total Short-
			Debt	Debt			Term Debt			Term Debt	Total
(In millions of euros)
Promissory note to USI	(a	)	€641	€—			€—			€—	€641
Capital leases	(b	)	504	—			—			—	504

Total secured debt	(c	)	€1,145	€—			€—			€—	€1,145

Total unsecured subsidiaries’ debt	(d	)	€426	€604			€1,229	(h	)	€1,833	€2,259

€2.7 billion multicurrency credit facility	(e	)	—	—			700			700	700
Senior notes 9.25% - 9.5% (2010)			39	—	(g	)	1			1	40
Senior notes 6.25% (2008)			365	—	(g	)	10			10	375
Vinci exchangeable 1% (March 2006)			527	—	(g	)	2			2	529
Sogecable exchangeable 1.75% (October 2008)			605	—	(g	)	5			5	610
Other	(d	)	909	181			826	(h	)	1,007	1,916

Total other unsecured debt			€2,445	€181			€1,544			€1,725	€4,170

Gross debt			€4,016	€785			€2,773			€3,558	€7,574

Cash and cash equivalents											(1,198)

Financial net debt											€6,376

(a)	Vivendi Universal issued a promissory note to USI, subsidiary of NBCU, to reimburse 94.56% of the costs borne by NBCU for the defeasance of covenants of the VUE Class A preferred interests. The note has a maximum three-year maturity and is collaterized by a pledge on Vivendi Universal’s NBC Universal shares in an amount equal to 125% of the value of the promissory note.
(b)	Finance lease agreements that may include a purchase option in favor of the lessee (French “crédit bail” contracts), also include various rental guarantees relating to real estate defeasance transactions. The increase of this line compared with December 31, 2003 is related to the application of CRC Rule 99-02 amended by the CRC Rule 04-03 issued on May 4, 2004: since January 1, 2004, Vivendi Universal has fully consolidated Special Purpose Vehicles used for the defeasance of certain real estate assets. This consolidation resulted in an increase of long term debt of €330 million as of June 30, 2004. Please refer to note 1 “Summary of significant accounting policies and practices” and to note 13 “Commitments, contingencies and litigation” (paragraph 13.1.2 (f)).
(c)	The debt is considered as secured whenever the creditor(s) of the debt is/are backed by (i) a pledge on the borrower and/or its guarantors’ assets and/or (ii) guarantees provided by the borrower and/or its guarantors.

[21] These interests have been capitalized and are amortized until maturity.

Unaudited, French GAAP Basis

(d)	Comprised of numerous individual items (of which bonds of €770 million and other financial long-term debt of €565 million) for a total of €910 million in fixed interest rate debt with interest rates ranging from 0% to 8.67%, maturing from 2005 to 2040 and €425 million in variable interest rate debt with interest rates ranging from EURIBOR 3 months -0.27% to EURIBOR 6 months +0.50%, maturing from 2005 to 2009.

(e)	Vivendi Universal has entered into a €2.7 billion unsecured multicurrency credit facility dated as of February 25, 2004, with a group of lenders and Société Générale as facility agent. This new facility has a maturity of five years and is available since the closing of the NBC-Universal transaction. It was reduced to €2.5 billion by an amendment on July 30, 2004.

(f)	On May 25, 2004, Vivendi Universal launched a tender offer to purchase €1 billion in aggregate principal amount of the euro-denominated 9.50% Senior Notes (or High Yield Notes) and the dollar-denominated 9.25% Senior Notes and the 6.25% Senior Notes denominated in euros and U.S. dollars. Then, this offer was amended and its size was increased to €2.4 billion in aggregate cash consideration. On June 29, 2004, it terminated with a tender rate of 96.4% for the 9.50% and 9.25% Senior Notes and a tender rate of 72.0% for the 6.25% Senior Notes, for an aggregate cash consideration of approximately €2.3 billion (including accrued interests and the premium paid to bondholders).

(g)	Corresponds to accrued interests.

(h)	Bank overdrafts and other short-term borrowings are comprised of numerous individual items. Of the total, €1,862 million is fixed interest rate debt with interest rates ranging from 0% to 8,39% and €978 million is variable interest rate debt with interest rates of LIBOR USD 3 months +0.40% and EURIBOR 1 month +0.60%.

     7.2. Financial net debt as of December 31, 2003

			December 31, 2003
				Bank Overdrafts and Other Short-Term
				Borrowings
				Current
				Portion of
			Long-Term	Long-Term			Other Short-			Total Short-
			Debt	Debt			Term Debt			Term Debt	Total
(In millions of euros)
€3 billion multicurrency revolving credit facility	(a	)	€—	€—			€992			€992	€992
€2.5 billion dual currency facility	(a	)	1,000	—			—			—	1,000
VUE securitization program	(b	)	602	—			—			—	602
VUE - $920 million loan agreement	(b	)	739	—			—			—	739
Capital leases			196	—			—			—	196
Other secured debt	(d	)	194	—			2			2	196

Total secured debt	(c	)	€2,731	€—			€994			€994	€3,725

VUE class A and B preferred interests	(b	)(e)	2,097	—			—			—	2,097
Other	(d	)	360	624			520			1,144	1,504

Total unsecured subsidiaries’ debt			€2,457	€624			€520			€1,144	€3,601

Senior notes 9.25% - 9.5% (2010)			1,076	—	(h	)	41			41	1,117
Senior notes 6.25% (2008)			1,283	—	(h	)	48			48	1,331
Veolia Environnement exchangeable 2% (March 2006)	(f	)	28	—	(h	)	—			—	28
Vivendi Universal convertible 1.25% (OCEANE - January 2004)	(g	)	—	1,699	(h	)	21			1,720	1,720
Vinci exchangeable 1% (March 2006)			527	—	(h	)	4			4	531
Sogecable exchangeable 1.75% (October 2008)			605	—	(h	)	2			2	607
Other	(d	)	914	748			101			849	1,763

Total other unsecured debt			€4,433	€2,447			€217			€2,664	€7,097

Gross debt			€9,621	€3,071			€1,731	(i	)	€4,802	€14,423

Cash and cash equivalents											(2,858)

Financial net debt											€11,565

(a)	Facilities reimbursed and terminated on May 11, 2004.

(b)	Debt deconsolidated on May 11, 2004, following the closing of the NBC-Universal transaction that resulted in the divestiture of 80% of Vivendi Universal’s interests in VUE.

(c)	The debt is considered as secured whenever the creditor(s) of the debt is/are backed by (i) a pledge on the borrower and/or its guarantors’ assets and/or (ii) guarantees provided by the borrower and/or its guarantors.

Unaudited, French GAAP Basis

(d)	Comprised of numerous individual items (of which bonds of €742 million and other financial long-term debt of €681 million) for a total of €781 million in fixed interest rate debt with interest rates ranging from 0% to 9.25%, maturing from 2005 to 2040 and €642 million in variable interest rate debt with interest rates ranging from EURIBOR 3 months -0.27% to LIBOR GBP 6 months +2.25%, maturing from 2005 to 2009.

(e)	In May 2002, Vivendi Universal acquired the entertainment assets of InterActiveCorp. Following this transaction, IAC received VUE class A and class B preferred interests, the liquidation amount of which was $750 million and $1.75 billion, respectively, (the latter being exchangeable for up to 56.6 million IAC shares, via put and call options agreed between Vivendi Universal and IAC). These preferred interests have the following characteristics:

-	class A preferred interests: Paid-In-Kind (PIK) interest at 5% per year; maturity on the 20th anniversary of the closing (i.e. May 2022).

-	class B preferred interests: dividends at 3.6% per annum and PIK accretion at 1.4% per annum; exchangeable on Vivendi Universal’s or IAC’s initiative after 20 years.

These preferred interests have been transferred to NBC Universal (please refer to note 2 “NBC-Universal transaction”).

(f)	Following the exercise of a put option by investors in March 2003, Vivendi Universal reimbursed most of these bonds exchangeable in Veolia Environnement shares for a total cost of €1.8 billion.

(g)	As at December 31, 2003, 6,023,946 bonds were outstanding. They were fully repaid in cash in January 2004.

(h)	Corresponds to accrued interests.

(i)	Bank overdrafts and other short-term borrowings are comprised of numerous individual items. Of the total, €3,424 million is fixed interest rate debt with interest rates ranging from 0% to 9% and €1,378 million is variable interest rate debt with interest rates of EURIBOR 3 months -0.3% and LIBOR USD 1 year +8%.

     7.3. Supplemental information regarding long-term debt

	June 30,	December 31,
(In millions of euros)	2004	2003
Total long-term debt detailed by:
Currency:
Euros	€3,109	€4,262
U.S. dollars	907	5,154
British pound	—	205

Total	€4,016	€9,621

Maturity:
Due between one and two years	€1,246	€473
Due between two and five years	2,609	5,800
Due after five years	161	3,348

Total	€4,016	€9,621

Unaudited, French GAAP Basis

NOTE 8. OTHER FINANCIAL EXPENSES, NET OF PROVISIONS

		Half year ended June 30, 2004
		Financial	Financial
		expense	provisions,
		(expense) /	(accrual) /
(In millions of euros)	Note	income	reversal	Net

Mark-to-market of interest rate swaps		€—	€19	€19
Mark-to-market of DuPont shares		—	(20)	(20)
Provision on SNCF put option on Cegetel S.A.S		—	(35)	(35)
Amortization of deferred financial charges		(61)	—	(61)
Cost related to the redemption of Senior Notes	7	(303)	—	(303)
Other, net		(2)	(24)	(26)

		€(366)	€(60)	€(426)

			Half year ended June 30, 2003
			Financial	Financial
			expense	provisions,
			(expense) /	(accrual) /
(In millions of euros)			income	reversal	Net
Sale of InterActiveCorp warrants			€(329)	€454	€125
Termination of LineInvest total return swap	(a	)	—	97	97
Sale of impaired investment in Softbank Capital Partners			29	—	29
Settlement of put options on treasury shares			(104)	104	—
Premium paid as part of Veolia Environnement exchangeable bond redemption			(63)	63	—
Fees related to the implementation of the refinancing plan			(33)	—	(33)
Mark-to-market of various call options			—	(42)	(42)
Mark-to-market of interest rate swaps			—	(82)	(82)
Foreign exchange losses			(145)	—	(145)
Other, net			(18)	(220)	(238)

			€(663)	€374	€(289)

(a)	Reversal of the provision accrued in 2002 to cover the market risk under the terms of the total return swap agreed with LineInvest in the case of payment by AOL Time Warner in its own shares in connection with the sale of certain preferred shares of AOL Europe held by Vivendi Universal in 2001.

NOTE 9. GAIN (LOSS) ON BUSINESSES SOLD, NET OF PROVISIONS, AND OTHER

		Income / (Expense)
			Provision
			(accrual) /
Half year ended June 30, 2004	Note	Gross	reversal	Net
			(In millions of euros)
Divestiture of 80% of VUE	2	€(1,739)	€—	(1,739)
Gain on other businesses sold, net of provisions		142	12	154
Sportfive		24	15	39
Kencell		45	(7)	38
Abandonment of Internet operations		—	34	34
Monaco Telecom		27	(5)	22
“Flux-divertissement” business of StudioExpand		15	—	15
Atica & Scipione		(8)	—	(8)
Other		39	(25)	14
Other		(11)	—	(11)

		€(1,608)	€12	€(1,596)

Unaudited, French GAAP Basis

Income /
(Expense)
Half year ended June 30, 2003	Net
Gain on businesses sold, net of provisions	(In millions of euros)
Telepiù	€198
Consumer Press Division	104
Comareg	43
Other international telecom assets	36
Canal+ Technologies	21
Other	(65)

€337

NOTE 10. INCOME TAXES

     10.1. Effective income tax rate

The reconciliation of the French statutory tax rate to Vivendi Universal’s effective income tax rate is as follows:

			Half year ended	Year ended
(in millions of euros)			June 30, 2004	December 31, 2003

Net loss			€(1,858)	€(632)
Add back
Income tax expense			671	633
Minority interests			538	502

Net income (loss) before income tax expense and minority interests			€(649)	€503

French statutory tax rate			35.4%	35.4%
Theoretical income tax expense based on French statutory tax rate			230	(178)
Reconciliation from theoretical to effective income tax expense:
Foreign currency translation adjustment on the divestiture of 80% of VUE	(a	)	(745)	—
Tax losses			(161)	(206)
Nondeductible goodwill amortization and impairment losses			(104)	(208)
Equity in (losses) earnings of unconsolidated companies	(b	)	55	(91)
Long-term capital gains (losses) taxed at reduced tax rate			14	35
Other, net			40	15

Effective income tax expense			€(671)	€(633)

Effective income tax rate			-103.5%	125.8%

(a)	Please refer to note 2 “NBC-Universal transaction”.

(b)	In 2003, includes the equity loss in Veolia Environnement impairment.

Unaudited, French GAAP Basis

     10.2. Components of deferred taxes assets and liabilities

			June 30,	December
(In millions of euros)			2004	31, 2003	Change
Deferred tax assets
Tax losses carried forward	(a	)	€9,143	€9,016	€127
Purchase accounting depreciation	(b	)	682	1,278	(596)
Other temporary differences			1,011	728	283

Gross deferred tax assets			10,836	11,022	(186)
Depreciations	(c	)	(9,845)	(9,476)	(369)

Total deferred tax assets			€991	€1,546	€(555)

Deferred tax liabilities
Purchase accounting revaluation of assets	(b	)(d)	1,150	2,530	(1,380)
DuPont share redemption	(e	)	1,298	1,271	27
Spirit and wine sale			684	669	15
Other			572	653	(81)

Total deferred tax liabilities			€3,704	€5,123	€(1,419)

Net deferred tax liabilities			€2,713	€3,577	€(864)

(a)	As of June 30, 2004, Vivendi Universal had €14 billion in losses to carry forward at the tax rate due on regular income (unlimited carry forward, including €12.9 billion for Vivendi Universal S.A.’s fiscal group versus €11.3 billion as of December 31, 2003) and €20.6 billion in long-term capital losses to carry forward at a reduced capital gain tax rate (10 year carry forward limitation). The latter mainly related to valuation allowances accrued in respect to investments.

(b)	The decrease as at June 30, 2004 primarily results from the deconsolidation of VUE as of May 11, 2004.

(c)	Estimated according to recovery prospects.

(d)	These tax liabilities are triggered when related assets will be divested.

(e)	The increase as at June 30, 2004 relates to foreign currency translation adjustment. The treatment of deferred taxes reported by Seagram in 1995 as regards the DuPont share redemption is being challenged by the US Internal Revenue Service.

The years ended December 31, 2001, 2002 and 2003 are subject to tax audits by the respective tax authorities of the jurisdictions in which Vivendi Universal has operations. Various taxation authorities have proposed or levied assessments for additional income taxes of prior years. Management believes that the settlements will not have a material effect on the results of operations, financial position or liquidity of the company.

     10.3. Consolidated Global Profit System

On December 23, 2003, Vivendi Universal applied to the Ministry of Finance for permission to use the Consolidated Global Profit System under Article 209 quinquies of the French tax code. This request has been granted to Vivendi Universal through an order dated on August 22, 2004, and notified on August 23, 2004, for a potentially renewable five year period beginning with the taxable year 2004. Vivendi Universal is thus entitled to consolidate its own profits and losses (including its tax loss carry forwards as of December 31, 2003) with the profits and losses of its subsidiaries operating within and outside France. A subsidiary in which Vivendi Universal owns at least 50% of the outstanding shares is part of this consolidation, and would include, but not be limited to Universal Music Group, Vivendi Universal Games, CanalSatellite, SFR etc. French finance legislation for 2004 providing for unlimited carry forward of existing ordinary losses at December 31, 2003, the combining of this arrangement with Vivendi Universal’s permission to use the Consolidated Global Profit System enables Vivendi Universal to accelerate the use of its ordinary losses carry forward.

In the absolute, since Vivendi Universal S.A. reports as a company ordinary loss of €11.3 billion (as of December 31, 2003), Vivendi Universal would be able to make a maximum tax saving of approximately €3.8 billion (undiscounted value), at current corporate tax rate at the end of the period allotted for the use of its losses.

In accordance with the Recommendation 99.R.01 of the “Conseil National de la Comptabilité” issued on March 18, 1999, Vivendi Universal has not accounted for the expected impacts of this agreement in its first half financial statements, since the agreement has been granted to Vivendi Universal after June 30, 2004, closing date of the accounts. Therefore, the positive impact of the tax relief will be taken into

Unaudited, French GAAP Basis

account in the third quarter financial statements as of September 30, 2004. Nonetheless, if, for the first half of 2004, Vivendi Universal had accounted for the tax saving generated by the Consolidated Global Profit System for the period from January 1 to June 30, 2004, the current tax expense would have been reduced by €243 million.

In addition, for illustration purposes, if for the estimation of its differed tax assets (estimation of ordinary losses France) Vivendi Universal had taken into account the impacts of the tax relief for the period from July 1, 2004 to June 30, 2005, on a cautious basis, it would have recognized a differed tax income of €479 million.

NOTE 11. CONSOLIDATED STATEMENT OF CASH FLOWS

     11.1. Depreciation and amortization

	Half year ended June 30,
(In millions of euros)	2004	2003

Depreciation of property, plant and equipment	€595	€683
Amortization of other intangible assets	321	466
Other operating provisions and allowances, net	(31)	122
Goodwill amortization	283	323
Impairment losses	11	—

Total depreciation and amortization	€1,179	€1,594

     11.2. Selected contribution data to consolidated statement of cash flows for the first half of 2004

	SFR
	Cegetel	Maroc
(In millions of euros)	Group	Telecom

Net cash provided by operating activities	€1,414	€330
Net cash provided by (used for) investing activities	(356)	(103)
Net cash provided by (used for) financing activities	(1,770)	(474)
Foreign currency translation adjustment	—	3

Change in cash and cash equivalents	€(712)	€(244)

Dividends paid by these subsidiaries to Vivendi Universal	€1,403	€146 (a)

(a)	After a 10% deduction at source.

NOTE 12. BUSINESS SEGMENT DATA

Each reportable segment is a business unit that offers different products and services that are marketed through different channels. Segments are managed separately because of their unique customers, technology, marketing and distribution requirements. As at June 30, 2004, Vivendi Universal has two main businesses with different segments: Media with Canal+ Group, Universal Music Group, Vivendi Universal Games; and Telecom with SFR Cegetel Group and Maroc Telecom. Vivendi Universal divested 80% of its interests in Vivendi Universal Entertainment on May 11, 2004. Management evaluates the performance of these segments and allocates resources to them based on several performance measures. There are no significant intersegment revenues; however, corporate headquarters allocate a portion of its costs to each of the operating segments on a basis consistent with the historical practices of the Company.

Unaudited, French GAAP Basis

     12.1. Consolidated statement of income

			Vivendi		SFR
	Canal+	Universal	Universal		Cegetel	Maroc
	Group	Music Group	Games	Media	Group	Telecom	Telecom
	(In millions of euros)
Half year ended June 30, 2004
Revenues	€1,839	€2,069	€148	€4,056	€4,113	€770	€4,883
Operating expenses excl. depreciation	(1,526)	(1,852)	(254)	(3,632)	(2,492)	(332)	(2,824)
Depreciation and amortization	(97)	(161)	(17)	(275)	(424)	(121)	(545)
Other	(9)	(41)	(33)	(83)	(11)	1	(10)

Operating income	€207	€15	€(156)	€66	€1,186	€318	€1,504

Half year ended June 30, 2003
Revenues	€2,215	€2,168	€240	€4,623	€3,612	€714	€4,326
Operating expenses excl. depreciation	(1,745)	(2,052)	(248)	(4,045)	(2,248)	(316)	(2,564)
Depreciation and amortization	(145)	(141)	(37)	(323)	(366)	(115)	(481)
Other	(80)	(17)	(7)	(104)	(14)	—	(14)

Operating income	€245	€(42)	€(52)	€151	€984	€283	€1,267

Year ended December 31, 2003
Revenues	€4,158	€4,974	€571	€9,703	€7,574	€1,471	€9,045
Operating expenses excl. depreciation	(3,531)	(4,536)	(661)	(8,728)	(4,875)	(630)	(5,505)
Depreciation and amortization	(282)	(287)	(89)	(658)	(759)	(218)	(977)
Other	(98)	(81)	(22)	(201)	(21)	5	(16)

Operating income	€247	€70	€(201)	€116	€1,919	€628	€2,547

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Total Vivendi	Vivendi Universal
	Holding &		Universal	Entertainment	Total Vivendi
	Corporate (a)	Others (b)	excl. VUE	(c)	Universal
	(In millions of euros)
Half year ended June 30, 2004
Revenues	€—	€125	€9,064	€2,327	€11,391
Operating expenses excl. depreciation	(103)	(99)	(6,658)	(1,909)	(8,567)
Depreciation and amortization	(7)	(24)	(851)	(65)	(916)
Other	(2)	21	(74)	(16)	(90)

Operating income	€(112)	€23	€1,481	€337	€1,818

Half year ended June 30, 2003
Revenues	€—	€453	€9,402	€2,962	€12,364
Operating expenses excl. depreciation	(119)	(414)	(7,142)	(2,374)	(9,516)
Depreciation and amortization	(21)	(68)	(893)	(113)	(1,006)
Other	(14)	(53)	(185)	20	(165)

Operating income	€(154)	€(82)	€1,182	€495	€1,677

Year ended December 31, 2003
Revenues	€—	€712	€19,460	€6,022	€25,482
Operating expenses excl. depreciation	(252)	(651)	(15,136)	(4,898)	(20,034)
Depreciation and amortization	(37)	(98)	(1,770)	(207)	(1,977)
Other	(41)	82	(176)	14	(162)

Operating income	€(330)	€45	€2,378	€931	€3,309

(a)	Holding & Corporate operating expenses are primarily comprised of occupancy costs and compensation and benefits related to corporate employees.

(b)	Includes companies that Vivendi Universal has sold or intends to sell (Publishing and Internet until December 31, 2003 as well as Vivendi Telecom International and Vivendi Valorisation) and the elimination of intercompany transactions.

(c)	Deconsolidated on May 11, 2004.

Unaudited, French GAAP Basis

     12.2. Consolidated statement of financial position and consolidated statement of cash flows

					Vivendi		SFR
			Canal+	Universal	Universal		Cegetel	Maroc
			Group	Music Group	Games	Media	Group	Telecom	Telecom
					(In millions of euros)
June 30, 2004
Goodwill			€3,591	€4,160	€47	€7,798	€3,046	€750	€3,796
Other intangible assets			969	2,513	149	3,631	2,477	333	2,810
Investments accounted for using the equity method			40	41	—	81	54	34	88
Total assets			€6,644	€8,545	€550	€15,739	€10,417	€3,258	€13,675
Capital expenditures	(d	)	€66	€15	€9	€90	€359	€108	€467
December 31, 2003
Goodwill			€3,500	€4,114	€50	€7,664	€3,100	€744	€3,844
Other intangible assets			1,410	2,514	149	4,073	2,487	336	2,823
Investments accounted for using the equity method			231	36	—	267	50	—	50
Total assets			€7,762	€9,046	€707	€17,515	€11,285	€3,440	€14,725
Capital expenditures	(d	)	€207	€45	€16	€268	€936	€184	€1,120

[Additional columns below]

[Continued from above table, first column(s) repeated]

						Vivendi	Vivendi
					Total Vivendi	Universal	Universal
			Holding &		Universal	Entertainment	Total Vivendi
	Corporate (a)			Others (b)	excl. VUE	(c)	Universal
					(In millions of euros)
June 30, 2004
Goodwill			€5,485	€3	€17,082	€—	€17,082
Other intangible assets			64	10	6,515	—	6,515
Investments accounted for using the equity method			683	75	927	—	927
Total assets			€9,906	€1,481	€40,801	€—	€40,801
Capital expenditures	(d	)	€2	€23	€582	€53	€635
December 31, 2003
Goodwill			€—	€77	€11,585	€6,204	€17,789
Other intangible assets			60	53	7,009	4,769	11,778
Investments accounted for using the equity method			61	2	380	703	1,083
Total assets			€3,646	€2,224	€38,110	€16,810	€54,920
Capital expenditures	(d	)	€1	€43	€1,432	€120	€1,552

(a)	Includes Universal Studios Holding Corp. which holds a 20% stake in NBC Universal.

(b)	Includes companies that Vivendi Universal has sold or intends to sell (Publishing and Internet until December 31, 2003 as well as Vivendi Telecom International and Vivendi Valorisation).

(c)	Deconsolidated on May 11, 2004.

(d)	Corresponds to the purchase of tangible and intangible assets.

Unaudited, French GAAP Basis

NOTE 13. COMMITMENTS, CONTINGENCIES AND LITIGATION

     13.1. Commitments and contingencies

13.1.1. Procedures

On an annual basis, Vivendi Universal and its subsidiaries maintain detailed records on all contractual obligations, commercial commitments and contingent liabilities, which are reviewed with senior management and updated on a regular basis (in particular as of June 30). In order to ensure completeness, accuracy and consistency of the records, many procedures are performed, including but not limited to:

-	review of minutes of meetings of stockholders, directors, committees of the board, and management committees for matters such as contracts, litigation, and authorization of fixed asset acquisitions or divestitures;

-	review with banks of items such as guarantees, endorsements and discounted receivables;

-	review with internal and/or external legal counsel of pending litigation, claims (in dispute) and environmental matters as well as related assessments for unrecorded contingencies;

-	review of tax examiner’s reports, notices of assessments and income tax analyses for additional prior year amounts;

-	review with risk management, insurance agents and brokers of coverage for unrecorded contingencies;

-	review of related party transactions for guarantees and other commitments;

-	review of all contracts and agreements.

13.1.2. Contractual obligations and commercial commitments given

Vivendi Universal and its subsidiaries have various contractual obligations and commercial commitments, which have been defined as items for which we are contractually obligated or committed to pay a specified amount at a specific point in time. Certain of these items are required to be recorded as liabilities in our Consolidated Financial Statements, for example long-term debt. Others, such as certain purchase commitments and other executory contracts are not permitted to be recognized as liabilities in our Consolidated Financial Statements, but are required to be disclosed. The following table summarizes on the one hand the items recorded as liabilities and on the other hand contractual obligations and commercial commitments at June 30, 2004:

						Payments due in
							Between	Between
			Total as of				June 2005	June 2006		Total as of
Recorded as liabilities in the Consolidated			June 30,			Before	and June	and June	After June	December
Statement of Financial Position			2004			June 2005	2006	2009	2009	31, 2003
							(In millions of euros)
Long-term debt	(a	)	4,016			€—	€1,246	€2,609	€161	€9,621
Bank overdrafts and other short-term borrowings			3,558			3,558	—	—	—	4,802
Sports rights	(b	)	545			219	251	75	—	695
Broadcasting rights	(c	)	57	(*	)	5	8	33	11	370
Creative talent and employment agreements	(d	)	170			37	30	70	33	220
Other			57			15	12	12	18	231

Total			€8,403			€3,834	€1,547	€2,799	€223	€15,939

						Payments due in
							Between	Between
			Total as of				June 2005	June 2006		Total as of
Recorded as liabilities in the Consolidated			June 30,			Before	and June	and June	After June	December
Statement of Financial Position			2004			June 2005	2006	2009	2009	31, 2003
							(In millions of euros)
Operating leases	(e	)	€1,130			€116	€155	€359	€500	€1,384
Broadcasting rights	(c	)	1,317	(*	)	272	435	571	39	1,740
Creative talent and employment agreements	(d	)	943	(*	)	305	266	313	59	1,503
Real estate defeasance	(f	)	240			—	—	240	—	947
Other			675			124	129	229	193	1,026

Total			€4,305			€817	€985	€1,712	€791	€6,600

(*) The decrease of these commitments as at June 30, 2004 primarily results from the deconsolidation of VUE as of May 11, 2004.

(a)	Long-term debt includes finance lease obligations of €504 million, which French GAAP requires to be recognized as long-term debt. (Please refer to note 7 “Financial Net Debt”).

(b)	Exclusivity contracts for broadcasting sporting events by Canal+ Group recorded in other non-current liabilities.

Unaudited, French GAAP Basis

(c)	Primarily contracts valid over several years related to the broadcasting of future film and TV productions, commitments to film productions and broadcasting rights at Canal+ Group.

(d)	Agreements in the normal course of business, which relate to creative talent and employment agreements principally at UMG and VUG.

(e)	Lease obligations assumed in the normal course of business for rental of buildings and equipment, as well as satellite capacities at Canal+ Group.

(f)	Lease obligations related to the defeasance of real estate. In application with the Rule 04-03 issued on May 4, 2004 by the “Comité de la Régulation Comptable”, Vivendi Universal has fully consolidated as of January 1, 2004, Special Purpose Vehicles used for the defeasance of certain real estate assets. This consolidation resulted in (i) on the assets side, the recognition of certain real estate assets still defeased as of today, i.e. an increase of €245 million in “Property, plant and equipment”, (ii) on the liabilities side, an increase of €333 million in “Long-term debt” (please refer to note 1“Summary of significant accounting policies and practices”). These amounts, recorded in the Consolidated Statement of Financial Position of January 1, 2004, do not include the two defeased office towers located at La Défense in Paris sold to German investors on June 29 and 30, 2004. They include (i) the third building located at La Défense sold to Philip Morris in 1998 and leased back to Vivendi Universal under a very long-term lease and (ii) two buildings in Berlin which were sold in 1996, the sales being coupled with very long-term leases. The recording in the Consolidated Statement of Financial Position of these assets leads to the cancellation of the related off-balance sheet commitments. In addition, the off-balance sheet commitments related to the two Philip Morris buildings sold in June 2004 were cancelled. The off-balance sheet commitments still existing over the different buildings in La Défense and in Berlin have been reduced to (i) a rent guarantee, up to a maximum accrued amount of €16 million granted by Vivendi Universal to the buyer of one of two office towers sold in June 2004 and (ii) an annual rental guarantee of €12 million granted by Vivendi Universal to the buyer of the Berlin building Quartier 207 in 1996. The latest building has not been consolidated as of January 1, 2004 because the associated annual rental guarantees are to disappear in December 2006, following the exercise of the put option committing Dresner Bank to buy it. The underlying debt related to this building is recorded as an off-balance sheet commitment.

13.1.3. Specific commitments given

In addition to contractual obligations and commercial commitments given, Vivendi Universal and its subsidiaries have entered into various guarantees or other specific agreements. The most significant ones at June 30, 2004 are summarized as follows:

Canal+ Group

(1) Canal+ Group has granted various put options to certain minority shareholders of its subsidiaries. With respect to the put options, the contingent liabilities are estimated by the Company at approximately €31 million, of which approximately €8 million are exercisable as of June 30, 2004.

Universal Music Group

(1) The initial 5-year term of UMG’s 50% joint venture in the Roc-a-fella record label was to end on February 28, 2002. The term was subsequently extended to February 28, 2005. UMG’s joint venture partner has a put option in its interest that is exercisable on February 28, 2005. The relevant price under this put option is based on a formula on revenues and profits. It is not expected that the put price will materially exceed amounts provided for in the Company’s accounts.

(2) The original 3-year term of UMG’s 50% joint venture in the Murder, Inc. Records label was extended as of February 10, 2002 for an additional 5 years until February 10, 2007. On the date 90 days after expiration or termination of the term, UMG is obligated to purchase its joint venture partner’s 50% interest under a formula based on prior performance. It is not possible to predict the future performance of the joint venture, but based on recent performance being constant through the end of the term, the Group estimates the potential obligation at approximately $10 million.

(3) The Company owns a residence occupied by an artist under a life estate. As such, the property could be impaired until the artist’s death or he otherwise elects to move. The book value is approximately €6 million.

Unaudited, French GAAP Basis

SFR Cegetel Group

(1) Under the terms of the partnership agreement concluded in 2003 between SFR and SNCF, withdrawal conditions take the form of commitments to buy or sell SNCF’s interest in the capital of Cegetel SAS (an entity resulting from the takeover of Cegetel by Telecom Développement on December 31, 2003). SFR issued a commitment to buy SNCF’s 35% holding in Cegetel SAS, which can be exercised at any time between January 1, 2007 and March 31, 2010:

-	at a price of 75% of the realizable value of the company as determined by a group of experts should this value not exceed €627 million for the total amount of the capital, with a floor of €250 million;

-	for a fixed sum of €470 million if a group of experts value the capital between €627 million and €1,100 million;

-	for €470 million plus 35% of the value of the capital in excess of €1,100 million, as determined by a group of experts, to be more than €1,100 million.

The sums payable, as determined in one or other of the cases indicated above, will be subject to a deduction of €67 million, plus interests accrued up to the date of transfer of ownership of the SNCF shares, on the down payment of €32 million made by SFR on December 31, 2003. A cumulative provision of €120 million was accrued as of June 30, 2004 in respect of this put option. (please refer to note 14 to the consolidated financial statements as of December 31, 2003)

SNCF also issued a commitment to sell its interest in the capital of Cegetel SAS to SFR, which can be exercised between April 1, 2010 and June 30, 2013. The price is set at 35% of the realizable value of the company as determined by a group of experts, less a deduction of €67 million plus interest accrued at the date of transfer of ownership of the SNCF shares, on the down payment of €32 million made by SFR on December 31, 2003.

Reciprocal asset and liability guarantees were also given by SFR and SNCF, at the time of the merger between Telecom Développement and Cegetel SA. Debt cancellation undertakings (with recovery clauses, dated as of December 2000), in favor of its subsidiaries Cegetel 7 and Cegetel Entreprises (subsequently merged to become Cegetel SA on January 1, 2001, and later Cegetel SAS on December 31, 2003) were amended; thereby SFR has waived the right to apply these recovery clauses for an initial amount of €813 million, until such time as SFR no longer holds the total capital of Cegetel SAS, or holds less than 5% of same.

(2) Under the terms of the UMTS license assigned in August 2001 for a 20-year duration, SFR is committed to pay a fee of 1% of UMTS revenues. UMTS roll out occurred on June 16, 2004.

(3) SFR has given an undertaking to Cegetel SAS to cover any eventual restructuring losses of Cegetel RSS.

(4) The loyalty program toward SFR contract customers provides that SFR is committed to renew their handset at preferred conditions subject to contract renewal at maturity date.

Maroc Telecom

(1) In connection with the acquisition of its 35% interest in Maroc Telecom, Vivendi Universal granted a put option to the Kingdom of Morocco for 16% of the capital of the company. At the end of an appraisal proceeding to determine the exercise price, finalized on January 30, 2004, the Kingdom of Morocco became entitled to exercise its put option for the stake of 16% during a two-month period (i.e. until March 30, 2004). If the put option is not exercised during this first period, the option will be extended and the Kingdom of Morocco can decide to start the proceeding again at any time during an 18-month period following the end of the first put option period. The exercise price will be the fair market value of the shares independently determined by the appraisal procedure, except if the fair market value of the shares is between 85% and 115% of a reference price derived from the purchase price of Vivendi Universal’s initial stake in 2000, the reference price would be used to determine the exercise price. In addition, Vivendi Universal has pledged its stake in Maroc Telecom to guarantee the payment of the above put option, if exercised. On September 2, 2003, Vivendi Universal announced that its Board of Directors approved a plan to increase its interest in Maroc Telecom to 51%. The Kingdom of Morocco has specified that it wanted Maroc Telecom to be listed on the Casablanca Stock Exchange and on another foreign stock exchange. Vivendi Universal and the Kingdom of Morocco have started negotiations with a view to reach these objectives.

(2) Maroc Telecom benefits from an exemption of customs fees related to investments imports, in accordance with an agreement signed with the Moroccan government in virtue of which Maroc Telecom committed itself to enter into an investment program for a total amount of MAD 7 billion and to create 300 news jobs, between 2003 and 2005. As of June 30, 2004, the residual investment program amounts to approximately MAD 3.9 billion (€355 million).

Unaudited, French GAAP Basis

Holding & Corporate

(1) In connection with the Seagram merger, Vivendi Universal entered into a Shareholders’ Governance Agreement with members of the Bronfman family, pursuant to which Vivendi Universal agreed, among other things, not to dispose of Seagram shares in a taxable transaction and not to dispose of substantially all of the assets acquired by Vivendi Universal from Seagram in a transaction that would trigger the Gain Recognition Agreement (GRA) entered into by the Bronfman family and result in recognition of taxable gain to it. Under the applicable US income tax regulations, to comply with the foregoing, Vivendi Universal must retain at least 30% of the gross assets or at least 10% of the net assets (values are determined as of December 8, 2000) until the end of the five year period ending on December 31, 2005. At the present time, Vivendi Universal is in compliance with this provision.

(2) On December 20, 2002, Vivendi Universal and Veolia Environnement entered into an agreement in order to finalize the separation of the two companies, following Vivendi Universal’s divestiture of 20.4% of Veolia Environnement’s capital stock. Pursuant to this agreement, some of the guarantee and counter-guarantee agreements originally established between the two companies in June 2000 were modified as follows:

-	Certain recurring expenses involving network renewal costs in the water and energy businesses were originally to be reimbursed by Vivendi Universal up to an initial limit of €15.2 million a year indexed over a period of 12 years. This limit has now been raised to €30.4 million indexed starting in the year 2002. The additional amount potentially due above the €15.2 million initial limit will, however, be payable only from January 2005 and bear interest at the legal rate. If the aggregate amount of replacement costs borne by Veolia Environnement were to exceed the initial limit of €228.6 million, this excess would be covered by Vivendi Universal up to a maximum amount of €76.2 million. As of June 30, 2004, Vivendi Universal maximal exposure was €190 million given the amount already claimed;

-	Veolia Environnement’s right to claim reimbursement of exceptional expenses, provided by the June 2000 agreement, has been removed;

-	Certain matters relating to the implementation process of the counter guarantee agreement dated June 20, 2000 pursuant to which Veolia Environnement will indemnify Vivendi Universal for any costs, losses or expenses in connection with the subsidiary guarantees have been detailed;

-	Vivendi Universal has retained stakes in certain operating companies in the water sector for reasons relating to the transferability of the concession; these will be sold as soon as practicable and at the latest on December 31, 2004.

Separately, at June 30, 2004, Vivendi Universal continued to guarantee commitments made by Veolia Environnement subsidiaries for a total amount of approximately €218 million, including mainly: €156 million related to a perpetual loan issued by OTV, €43 million related to performance guarantees given to local authorities (Adelaide, and others). All these commitments are being progressively transferred to Veolia Environnement and have been counter-guaranteed by the latter.

(3) In connection with Vivendi Universal’s December 2002 divestiture of 82.5 million shares of Veolia Environnement shares to a group of investors, a call option was granted on the remaining 20.4% of Veolia Environnement (82.5 million shares) at a strike price equal to €26.5. This option can be exercised at any time until December 23, 2004. If it were to be exercised, it would provide Vivendi Universal with €2.2 billion of net cash proceeds. The remaining 82.5 million shares have been deposited in an escrow account (“compte de sequestre”) and have been pledged in favor of new investors.

(4) Vivendi Universal has counter-guaranteed US financial institutions which have backed the issuance of surety bonds by local reinsurers in favor of Vivendi Universal operating companies for an amount of $55 million.

(5) Vivendi Universal has retained certain indemnification obligations to GenRe regarding the structure of two interest rate and indices swap agreement contracts implemented late 1997, and terminated in December 2002. The Company believes that the likelihood that these obligations could materialize is remote.

(6) In connection with its equity investment in UCI/CIC (United Cinema International/Cinema International Corporation), a joint venture that operates international movie theatres, Vivendi Universal has guaranteed lease payments for approximately $130 million (Vivendi Universal’s 50% share of the total commitment). To date, none of these guarantees have ever been called as the joint venture has been able to meet its obligations.

(7) In connection with the dispute between Vivendi Universal and InterActiveCorp (please refer to note 13.2. “Litigations”), Vivendi Universal had to deliver a letter of credit of $91.4 million to IAC, in order to appeal the first ruling granted on June 30, 2004.

In addition, in connection with Vivendi Universal’s obtaining of the permission to use the Consolidated Global Profit System, Vivendi Universal committed on August 23, 2004, to create at least 1,600 jobs on open-ended contracts within three years, and 2,100 within five years. For that purpose, Vivendi Universal committed to distribute €5 million annually for five years.

Unaudited, French GAAP Basis

Vivendi Telecom International

(1) In connection with its investment in Xfera that was sold in 2003, Vivendi Universal has granted counter guarantees in an amount of €55 million to a group of banks which have guaranteed the Spanish government with respect to the payment by Xfera of UMTS frequency spectrum fees.

Commitments related to divestitures and restructuring

(1) As part of the NBC-Universal transaction which occurred in May 2004, Vivendi Universal and General Electric (GE) have given each other some reciprocal commitments customary for this type of transaction, and have assumed obligations relating to taxes, retained businesses and liabilities, and the divestiture of certain businesses. They have undertaken to indemnify each other against losses stemming from among other things the breach of representations and warranties, any breach of the respective covenants and agreements and the incurrence of new liabilities related to contributed operations.

Neither party will have any indemnification obligations for losses as a result of breaches of representations and warranties (i) for any individual item where the loss is less than $10 million and (ii) in respect of each individual item where the loss is equal to or greater than $10 million except where the aggregate amount of all losses exceed $325 million. In that event, the liable party will be required to pay the amount of losses which exceed $325 million, but in no event will the aggregate indemnification payable exceed $2,087.9 million.

In addition, Vivendi Universal will have indemnification liabilities for 50% of every dollar of loss up to $50 million and for all losses in excess for $50 million relating to liabilities arising out of the Most Favoured Nation provisions set forth in certain contracts.

Notwithstanding the limitations above, Vivendi Universal and GE will indemnify the other party for fines, penalties, and other costs related to the violation of environmental laws and remedial actions. Aggregate losses stemming from VUE operations up to $15 million will be borne solely by Vivendi Universal and those greater than $15 million but not exceeding $57 million will be covered equally by Vivendi Universal and GE. Aggregate losses arising out of operations contributed by GE, will be solely borne by the latter up to $36 million.

If Universal Parks and Resorts are sold before May 11, 2008, Vivendi Universal shall pay to NBC Universal 40% of the shortfall amount if any equal to the excess of the value of these operations set at the time of the transaction over the sale proceeds, up to a maximal amount of $520 million. Adjustment mechanisms applicable to the liability have been provided for in the event only a part of the UPR assets were to be sold.

The representations and warranties other than those regarding authorization, capitalization and tax representations shall terminate on August 11, 2005. Notices of claims for indemnity for environmental matters must be made by May 11, 2009, except for remediation claims which must be brought by May 11, 2014. Other claims, including those related to taxes, will be subject to applicable statutes of limitations.

As part of the agreements with GE, Vivendi Universal is entitled to sell its stake in NBC Universal under mechanisms providing for exit conditions at fair market value. As a result, Vivendi Universal will be able to sell its shares on the market beginning in 2006, up to $3 billion guaranteed in 2006 and up to $4 billion guaranteed each year starting in 2007. GE will have the right to pre-empt any Vivendi Universal’s sale to the market. If Vivendi Universal does not exercise its right to sell its shares on the market and if GE does not exercise its pre-emption right, Vivendi Universal will be able to exercise a put option to GE under certain circumstances. Lastly, for a 12-month period commencing on the fifth anniversary of the closing of the NBC-Universal transaction, GE will have the right to call either all of Vivendi Universal’s NBC Universal shares or $4 billion of Vivendi Universal’s NBC Universal shares, in each case at the greater of their market value at the time the call is exercised or their value as determined at the time of the NBC-Universal transaction. If GE calls $4 billion, but not all, of Vivendi Universal’s NBC Universal shares, GE must call the remaining NBC Universal shares held by Vivendi Universal by the end of the 12-month period commencing on the sixth anniversary of the closing of the NBC-Universal transaction (May 11, 2004).

(2) As part of the sale of Telepiù in April 2003, Vivendi Universal has granted standard guarantees to News Corporation and Telecom Italia. The Share Purchase Agreement includes limitation for the indemnification of all claims to €700 million (excluding the claims for defects or liens on Telepiù shares or claims arising from frauds). The claims have to be notified prior to the earlier of: (i) 40 days after 2003 approval of Telepiù statutory financial statements for year ending December 31, 2003 or (ii) October 30, 2005. The claims related to, among others, tax, environmental, competition law or employment matters, are subject to the applicable statute of limitation. Upon the terms of a support agreement entered into between Canal+ Group and Telepiù at the time of the issuance of the €350 million Eurobonds by the latter, Canal+ Group continues to guarantee the holders of the bonds until their maturity (i.e. July 29, 2004). At the time of the divestiture of Telepiù, Canal+ Group and Vivendi Universal have received a first demand guarantee from News Corporation to cover the Company against the consequences of a possible implementation of the guarantee by the bondholders.

Unaudited, French GAAP Basis

(3) As part of the sale of Canal+ Technologies in January 2003, Vivendi Universal has granted standard guarantees to Thomson. In addition, Vivendi Universal agreed to indemnify Thomson in case of specific third party claim up to 50% of costs, capped at approximately €4 million for Vivendi Universal’s share. Vivendi Universal has also agreed to grant a guarantee on payables from Canal+ Group subsidiaries for an initial amount of approximately €4 million. Vivendi Universal paid €4 million over the first half of 2004 for these guarantees.

(4) In connection with the divestiture of Canal+ Nordic which occurred in October 2003, the group has granted certain standard guarantees to the acquirers up to €22 million, maturing in October 2005. A specific guarantee has also been granted up to €50 million, maturing in April 2010. Its application would be extended under certain conditions. Guarantees on output deals maintained at Canal+ Group amount to a maximum of $35 million over the lifetime of the contracts. A $15 million cash collateral has also been granted to substitute one output deal guarantee. These guarantees are covered by a back-to-back agreement from the buyers. Canal+ Group has also kept distribution guarantees to Canal Digital and Telenor Broadcast Holding on behalf of its former subsidiary. These guarantees are covered by a back-to-back agreement from the buyers.

(5) In connection with the divestiture of Canal+ Belgique to Deficom and to a consortium of cable channel service operators and the sale of the assets of Canal+ N.V. to Télénet in December 2003, the group granted certain standard guarantees to the acquirers with a two year duration and a €5 million cap for each transaction (except for tax and social liabilities). The group granted another specific guarantee for a total amount of approximately €7 million, of which €2 million have been called up to now.

(6) Standards guarantees were also given in 2004 to Dargaud, Sony and Pathé in respect of the divestitures of animation and entertainment operations of Expand and of certain assets of MultiThématiques, with a €31 million cap. They expire on March 1, 2014 at the latest.

(7) In connection with the divestiture of Sportfive in 2004, Canal+ Group granted standard guarantees and specific guarantees related to the collection of certain receivables as well as several litigations, maturing on June 30, 2006. 50% of these guarantees is covered by a counter-guarantee given by RTL Group and the maximum amount is capped at €100 million for sellers (€7 million threshold), i.e. €50 million for Canal+ Group. The sellers have also granted standard tax guarantees which are excluded from the €100 million cap.

(8) In connection with the divestiture of Canal+ Nederland in August 2004, the Company has granted standard guarantees capped at €4 million (€1 million threshold) expiring in a two-year time. The Company also kept distribution commitments estimated at $38 million for which it has received a first demand guarantee from the buyer for an equivalent amount. The buyer also committed to pay, under certain conditions, an earn-out capped at $31 million.

(9) In connection with the sale of fixed-lined telecommunications in Hungary on May 13, 2003, Vivendi Telecom International has granted standard guarantees to Telmark related to tax liabilities and potential 2002 license payments to the Hungarian state. The indemnification, if any, will first reduce the amount of the promissory note that was issued for €10 million as part of the payment of the sale and which will mature in May 2007.

(10) In connection with the divestiture of its 55% stake in Monaco Telecom on June 18, 2004, Vivendi Universal granted to Cable and Wireless standard guarantees capped at €90 million (€2.5 million threshold), valid until April 30, 2006. Some specific guarantees were also granted up to €51 million. They expire on June 18, 2009 at the latest.

(11) The divestiture of the 60% stake in Kencell to Sameer Group, which occurred on May 25, 2004, was matched with standard guarantees capped at $40 million, maturing on March 31, 2006. Vivendi Universal also granted specific guarantees related to certain receivables and carry forward tax losses.

(12) The sale agreement relating to the sale of Vivendi Universal Publishing’s (VUP) business-to-business and health divisions to Cinven carries a guarantee clause, valid until December 31, 2004, related to liabilities up to €500 million per division.

(13) In connection with the sale of VUP’s European publishing activities to Editis (formerly known as Investima 10) which occurred in December 2002, except with respect to claims for indemnification related to tax matters, the purchaser shall only be indemnified for claims which exceed in the aggregate €15 million and then only to the extent of such excess. In no event shall the aggregate indemnification to be paid by seller exceed 20% of the adjusted Share Purchase Price (i.e. €240 million), other than with respect to tax matters and losses based upon a breach of representations or warranties with respect to capitalization, authorization, consents and approvals, non-contravention and transfers of real estate since December 31, 2001. Additionally VUP and Vivendi Universal specifically indemnify the purchaser for losses based upon (a) a breach of representations or warranties with respect to the Ivry Distribution Centre, (b) claims under guarantees related to shares,

Unaudited, French GAAP Basis

equity interests, or real estate previously sold, (c) property divestitures mentioned in the contract, (d) dormant or liquidating subsidiaries not related to the sold activities when they were active, (e) deferred purchase price obligations, (f) liabilities not related to the purchased business, (g) clauses of “retour à meilleure fortune”, (h) VUP transferred employee profit sharing scheme, (i) the purchased assets to VUP (other than company stock) and (j) certain losses of Larousse-Bordas. With respect to clauses (b) and (f) only, the purchaser shall only be indemnified for claims which exceed in the aggregate €500,000 and then only to the extent of such excess.

(14) In December 2002, Vivendi Universal jointly granted with Vivendi Communications North America (VCNA) a guarantee to Versailles Acquisition Corporation, the vehicle which acquired Houghton Mifflin. In the event of a breach of representations and warranties, except in respect of tax matters or title to shares, no indemnification shall be made unless and until the aggregate amount of losses sustained by the purchaser exceeds $20 million, in which event the seller will be required to pay only the amount of losses in excess thereof. In no event shall the aggregate indemnification exceed 10% of the purchase price (i.e. $166 million), except with respect to due organization or title to shares. In the event of a claim for breach of representations and warranties other than in respect of title to shares, the amount of losses from such claim covered by the indemnification will have to be (or reasonably be expected to be) at least $1 million. The buyers have requested a price adjustment of $47.5 million that Vivendi Universal contested. On April 29, 2004, Vivendi Universal, S.A. (VU), Vivendi Communication North America, Inc. (VCNA) and Houghton Mifflin Company (HM) entered into a Settlement and Release Agreement pursuant to which VCNA agreed to pay to HM $19,500,000 in respect of purchase price adjustments under the Share Purchase Agreement, dated November 4, 2002, among VU, VCNA and HM (as successor to Versailles Acquisition Corporation). The payment was in full satisfaction of all disputed amounts with respect to the Share Purchase Agreement provisions related to purchase price adjustment.

(15) As part of the sale of the 50% stake held by Vivendi Net UK Ltd in Vizzavi Limited and Vizzavi Europe Holding BV to Vodafone, in August 2002, Vivendi Universal has granted certain standard guarantees to Vodafone up to its initial 50% share in Vizzavi.

(16) In connection with the dismantling of MP3 operations in 2003, Vivendi Universal has granted a guarantee to insurers with respect to representations made to them by MP3.

(17) In connection with the sale of its 49.9% interest in Sithe to Exelon in December 2000, Vivendi Universal granted guarantees on its own representations and those of Sithe. The claims, other than those made in relation to foreign subsidiaries, are capped at $480 million. In addition, they can be made if they exceed $15 million, except if they are related to foreign subsidiaries and the divestiture of some electrical stations to Reliant in February 2000. Some of these guarantees will expire December 18, 2005. The sale of the remaining stake, excluding Asian subsidiaries occurred in December 2002, to Apollo has been covered by a guarantee valid until December 18, 2004.

(18) As part of the sale of real estate assets in June 2002 to Nexity, Vivendi Universal granted two autonomous first demand guarantees, one for €40 million and one for €110 million for the benefit of several subsidiaries of Nexity (SAS Nexim 1 to 6). The guarantees are effective until June 30, 2017. These autonomous guarantees have completed the one issued by Sig 35, Vivendi Universal’s subsidiary, to SAS Nexim 1-6 in connection with guarantee contracts dated June 28, 2002. It is effective during 5 years, from June 28, 2002, except litigations (valid until the end of proceedings), tax, custom, and social liabilities subject to a statute of limitation plus 3 months and the decennial guarantee applicable to real property works.

(19) In connection with the sale of hotels to the consortium ABC in 1999, Vivendi Universal delivered a commercialization guarantee effective until December 2004, capped at 80% of the value of each hotel, and guarantees related to social and tax liabilities subject to a statute of limitation.

(20) In connection with the divestiture of Aero Services on April 2, 2004, Vivendi Universal granted standard guarantees capped at $27.5 million, valid for an 18-month period (also valid for fiscal litigations).

(21) In connection with the divestiture of Studio Babelsberg, finalized on September 1, 2004, Vivendi Universal made representations and warranties to the buyer. In case Vivendi Universal breaches one of them or if new liabilities are incurred, claims could be made to Vivendi Universal. If it were the case, the buyer would be indemnified by Vivendi Universal. Nonetheless, only the individual claims equal to or exceeding €10,000 (with a €1 million cap and a €100,000 threshold) can be made in relation to a breach of the representations and warranties (excluding tax matters) granted by the seller. As regards taxes, the indemnities related to a tax dispute over the valuation of real estate which could be paid by Vivendi Universal are capped at €52 million (plus interests accrued since September 1, 2004). In addition, Vivendi Universal committed to indemnify the buyer up to €3 million in the event that Studio Babelsberg was to repay subsidies already granted by a public organization. Finally, Vivendi Universal granted a bank guarantee of €13.1 million to the buyer in connection with an account receivable held by Studio Babelsberg refundable over a one year period.

Unaudited, French GAAP Basis

The buyer’s claims and rights are subject to an 18 months statute of limitations after the closing of the transaction, except for those related to representations and warranties made by the seller over the ownership and the validity of the sold shares, which are subject to a five-year statute of limitations. The buyer will not be able to make claims (i) six months following the final non-appealable tax assessment of the relevant taxes and (ii) six month following the final non-appealable enforcement of the repayment claim, as regards subsidies.

In the case of vendor guarantees issued in 2003 and prior, several guarantees expired. Yet, prescription periods still apply with respect to certain guarantees related to social and tax liabilities. To the best of our knowledge no material claims were received to date.

Various other miscellaneous guarantees were granted by the group for a total amount of approximately €80 million.

Among them, a guarantee capped at €33 million would be reimbursed in approximately 5 years, if it were to be called. In addition, subsidiaries grant guarantees, including in relation to vendor financing, in the ordinary course of business, and Vivendi Universal grants guarantees to financial institutions for its subsidiaries in their pursuit of their operational activity.

13.1.4. Commitments received

Canal+ Group

(1) Canal+ Group received commitments from its subscribers for an estimated €1,133 million as of December 31, 2003.

Universal Music Group (UMG)

(1) UMG generally commits to artists and others to pay agreed upon amounts upon delivery of content or other product. Where the artist or other party has not yet delivered, the Company discloses its obligation as an off Consolidated Statement of Financial Position commitment. While the artist or other parties are also obligated to deliver content or other product to the Company (these arrangements are generally exclusive), the Company does not report these obligations (or the possible effect of the other party’s failure to deliver) as an offset to its off Consolidated Statement of Financial Position commitments.

SFR Cegetel Group

(1) SFR holds licenses for its networks, and for the supply of its telecommunications services for a period of 15 years for GSM, and 20 years for UMTS. French authorities presently contemplate that the GSM license terminating on March 25, 2006 could be renewed for 15 years, with an annual €25 million fee and a variable amount of 1% of GSM revenues. The definitive terms and conditions for the GSM license renewal should be confirmed in the course of 2005.

(2) The cancellation of debt allowed by SFR to SFD to an amount of €200 million includes a recovery clause.

Holding & Corporate

(1) As part of the NBC-Universal transaction, Vivendi Universal has received certain commitments and guarantees from General Electric. These are presented in the above section “Specific commitments given”.

Moreover, under the terms of the transaction, Vivendi Universal will receive from NBC Universal (NBCU), when VUE Class B preferred interests will be reimbursed, the potential after tax economic benefit related to the divestiture of the 56.6 million shares of InterActiveCorp stock transferred to NBCU (above $40.82 per share).

(2) Vivendi Universal granted a call option agreement to the family shareholders for its UGC shares at a price of €80 million until December 31, 2005. The price may be adjusted in the case of a further sale by UGC family shareholders at a later date (within one year after the exercise of the call) with an increase in value.

(3) Vivendi Universal received an underwritten commitment from two banks for a MAD 6 billion non recourse facility designed to finance part of the acquisition of a 16% equity interest in Maroc Telecom, expiring on March 31, 2005.

(4) As part of existing shareholder agreements (Maroc Telecom, SFR,...), Vivendi Universal has obtained certain rights (pre-emption rights, priority rights,...) which enable it to control the capital structure of companies owned partially by other shareholders. Conversely, Vivendi Universal has granted similar rights to the latter in the event that it was to sell its interests to third parties.

Unaudited, French GAAP Basis

Various other miscellaneous guarantees were received by the group for a total amount of approximately €442 million as of June 30, 2004.

     13.2. Financial instruments

Vivendi Universal, as the result of its global operating and financing activities, is exposed to changes in interest rates, foreign currency exchange rates and equity markets. In seeking to minimize the risks and costs associated with such activities, Vivendi Universal follows a centrally administered risk management policy approved by its board of directors. As part of this policy, Vivendi Universal uses various derivative financial instruments to manage interest rate, foreign currency exchange rate and equity market risks and their impact on earnings and cash flows. Vivendi Universal generally does not use derivative financial instruments for trading or speculative purposes.

13.2.1. Interest rate risk management

	June 30,	December 31,
(In millions of euros)	2004	2003
Pay-variable interest rate swaps
Notional amount of indebtedness	€608	€1,018
Average interest rate paid	4.67%	3.65%
Average interest rate received	6.39%	6.33%
Expiry:
Due within one year	€78	€487
Due between two and five years	530	531
Pay-fixed interest rate swaps
Notional amount of indebtedness	€3,662	€6,321
Average interest rate paid	4.94%	4.46%
Average interest rate received	2.13%	2.09%
Expiry:
Due within one year	€—	€2,668
Due between two and five years	3,662	3,043
Due after five years	—	610
Swaptions
Notional amount of indebtedness	€61	€61
Strike	5.42%	5.42%
Expiry:
Due between two and five years	61	61
Interest rate collars
Notional amount of indebtedness	€—	€457
Guarantee rate written	—	4.60%
Guarantee rate bought	—	2.50%
Expiry:
Due between two and five years	—	457

Unaudited, French GAAP Basis

13.2.2. Foreign currency risk management

	June 30,	December 31,
(In millions of euros)	2003	2003
Forward contracts:
Notional amount	€12	€73
Sales	12	2
Purchases	—	71
Expiry:
Due within one year	€12	€73
Currency swaps:
Notional amount	€2,173	€1,834
Sales	1,415	1,233
Purchases	758	601
Expiry:
Due within one year	€2,173	€1,834

13.2.3. Equity market risk management

	June 30,	December 31,
(In millions of euros)	2003	2003
Equity-linked swaps:
Notional amount	€37	€37
Expiry:
Due between two and five years	€37	€37

     13.3. Litigation

Vivendi Universal is subject to various litigation in the normal course of its business. Although it is not possible to predict the outcome of such litigation with certainty, based on the facts known to us and after consultation with counsel, management believes that such litigation should not have a material adverse effect on our financial position or results of operations. A summary of the ongoing litigation against the Company and its update are contained in the Company’s Form 20-F for the year ended December 31, 2003. The following paragraphs update those disclosures through September 10, 2004.

Securities Class Action Litigation

On April 1, 2004, the Court rejected one of the claims against Vivendi Universal in the Securities class action litigation. The Court ruled that the shareholders could not take any legal action on the ground of 1933 Securities Act, Section 14 (a) for alleged false or materially misleading statement or omissions in the Stock Exchange prospectus given jointly by Vivendi Universal and Seagram during the acquisition of Seagram in 2000.

Also on April 1, 2004, the Court heard oral argument on defendants’ motions to dismiss the claims filed by Liberty Media Corporation against Vivendi Universal on March 28, 2003.

On April 21, 2004, the Court issued an Opinion granting defendants’ motions in part and denying those motions in part. Liberty Media alleged violation of the American Securities laws that occurred after December 16, 2001 – the date on which Vivendi Universal and Liberty Media executed one of the agreements in connection with the creation of VUE. Liberty Media alleged also failure to disclose adequately the sale of certain put options and its stock repurchase program. On both these aspects, the Court rejected Liberty Media’s claims.

On June 7, 2004, Vivendi Universal and Universal Studios filed their Answer and Defenses to the complaint filed by Liberty Media on March 28, 2004.

Discovery is presently continuing in these Class Action litigations.

Investigation by the French Commision des Opérations de Bourse (now Autorité des Marchés Financiers (AMF))

The Sanction Committee provided Vivendi Universal with its report on July 15, 2004. Vivendi Universal submitted its written response to that report on September 10, 2004.

Oral argument should occur before this Committee on October 28, 2004.

Unaudited, French GAAP Basis

Investigation by the Autorité des Marchés Financiers (AMF)

On May 4, 2004, the AMF opened a formal investigation into certain share repurchases made by Vivendi Universal between September 1, 2001 and December 31, 2001. That investigation is ongoing.

Tax Dispute with InterActiveCorp (formerly USA InterActive)

InterActiveCorp (IAC) contends that VUE is supposed to make tax distributions with respect to preferred interests in VUE held by IAC, under certain provisions of the VUE Partnership Agreement. The commitment alleged by IAC, payable over a 20-year period, could represent a present value of approximately $620 million. Should IAC’s interpretation prevail, Vivendi Universal has agreed, as part of the NBC-Universal transaction, to indemnify NBC Universal for this tax distribution liability, up to NBC Universal’s stake in VUE.

On January 30, 2004, IAC filed a motion for judgment on the pleadings. Vivendi Universal opposed that motion and oral arguments on plaintiff’s motion occurred on May 12, 2004.

On June 30, 2004, the Court of Chancery of the State of Delaware granted plaintiffs’ motion for judgment on the pleadings and on August 5, 2004, the said Court entered an order requiring defendant Vivendi Universal Entertainment LLLP to pay plaintiff USANi Sub LLC the sum of $87,663,917 representing two years of tax distributions.

On August 23, 2004, Vivendi Universal filed a notice of appeal with the Supreme Court of the State of Delaware. In connection with this appeal, Vivendi Universal remitted to IAC a letter of credit in the amount of $91,389,633 representing two years of tax distributions plus interest while the appeal is pending.

Vivendi Universal’s appeal brief is to be filed in October 2004. Oral arguments on plaintiff’s motion should occur at the end of 2004.

Vivendi Universal continues to deny IAC’s allegations and intends to assert its rights and arguments before the Court. Vivendi Universal, as a consequence, believes that it does not need to record any reserve in connection with those allegations.

Elektrim/ Polish Office for the Protection of Competition

On February 5, 2004, the President of the Polish Office for the Protection of Competition (on the ground of an alleged acquisition by Vivendi Universal of 2% of the supplementary shares of Elektrim Telekomunikacja) sent to Vivendi Universal a request for information in order to determine whether polish national competition laws had been breached by Vivendi Universal’s alleged failure to declare the concentration arising from its alleged intention to take control of Elektrim Telekomunikacja.

In a letter dated February 16, 2004, Vivendi Universal reminded the President that it held only 49% of Elektrim Telekomunikacja, in total conformity with the provisions of said laws and that it would duly inform the Office in the event that it intended to purchase a controlling share of Elektrim Telekomunikacja.

On July 22, 2004, the Office notified Vivendi Universal of the termination of the preliminary investigation after determining that Vivendi Universal had not violated any provision of Polish anti-monopoly law and regulations since Vivendi Universal only holds 49% of the share capital of Elektrim Telekomunikacja.

New arbitration action in Vienna by Deutsche Telekom against Elektrim and Elektrim Telekomunikacja Sp. Z.o.o. (Telco) in December 2000

The Tribunal informed the parties that its decision will be rendered in October 2004.

Unaudited, French GAAP Basis